Exhibit 99.2

ARRANGEMENT AGREEMENT

AMONG

ARC ENERGY TRUST

- AND -

ARC RESOURCES LTD.

- AND -

STORM EXPLORATION INC.

- AND -

1541229 ALBERTA LTD.

JUNE 9, 2010

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	11
1.3	Number and Gender	11
1.4	Date for Any Action	11
1.5	Entire Agreement	11
1.6	Statute and Agreement References	12
1.7	Currency	12
1.8	Accounting Matters	12
1.9	Disclosure in Writing	12
1.10	Interpretation Not Affected by Party Drafting	12
1.11	Knowledge	12
1.12	Enforceability	12
1.13	Exhibits	12
ARTICLE 2 THE ARRANGEMENT		13
2.1	Plan of Arrangement	13
2.2	Interim Order	13
2.3	Information Circular	14
2.4	Preparation of Filings	14
2.5	Employees and Employment Agreements	15
2.6	Storm Options	16
2.7	ExploreCo and Completion of Transactions	16
2.8	Surmont/McMurray Transaction	17
2.9	Effective Date	17
2.10	Recommendation of Storm Board of Directors	17
2.11	Dissenting Shareholders	17
2.12	Tax Withholdings	17
2.13	Disclosure Letter	17
2.14	Lock-up Agreements	18
2.15	ARC Guarantee	18
2.16	Storm Guarantee	18
2.17	Adjustments to ExploreCo Cash Amount and Surmont/McMurray Distribution Amount	18
ARTICLE 3 COVENANTS		19
3.1	Covenants of ARC and ARC Resources	19
3.2	Additional Covenants of ARC and ARC Resources	21
3.3	Covenants of Storm and ExploreCo	21
3.4	Mutual Covenants Regarding the Arrangement	28
3.5	Covenants Regarding Non-Solicitation	29
3.6	Provision of Information; Access	31
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		31
4.1	Representations and Warranties of ARC	31
4.2	Representations and Warranties of Storm	37
4.3	Representations and Warranties of ExploreCo	47
4.4	Privacy Issues	48
ARTICLE 5 CONDITIONS PRECEDENT		50
5.1	Mutual Conditions Precedent	50
5.2	Additional Conditions to Obligations of ARC	51
5.3	Additional Conditions to Obligations of Storm	53
5.4	Notice and Effect of Failure to Comply with Conditions	53
5.5	Satisfaction of Conditions	54
ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		54
6.1	ARC Damages	54

6.2	ARC Liquidated Damages	55
ARTICLE 7 INDEMNITY		55
7.1	Indemnified Liabilities	55
7.2	Indemnified Claims	55
ARTICLE 8 AMENDMENT		56
8.1	Amendment	56
8.2	Amendment of Plan of Arrangement	56
ARTICLE 9 TERMINATION		56
9.1	Termination	56
ARTICLE 10 NOTICES		57
10.1	Notices	57
ARTICLE 11 GENERAL		58
11.1	Binding Effect	58
11.2	Assignment	58
11.3	Public Communications	58
11.4	Costs	58
11.5	Severability	58
11.6	Further Assurances	59
11.7	Time of Essence	59
11.8	Applicable Law and Enforcement	59
11.9	Waiver	59
11.10	Third Party Beneficiaries	59
11.11	Obligations of Trust	59
11.12	Counterparts	60

EXHIBIT A — Plan of Arrangement

EXHIBIT B — Arrangement Resolution

EXHIBIT C — ExploreCo Assets

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 9th day of June, 2010.

AMONG:

ARC ENERGY TRUST, a trust formed under the laws of the Province of Alberta (hereinafter referred to as “ARC”)

AND:

ARC RESOURCES LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as “ARC Resources”)

AND:

STORM EXPLORATION INC., a corporation incorporated under the laws of Canada (hereinafter referred to as “Storm”)

AND:

1541229 ALBERTA LTD., a corporation incorporated under the laws of the Province of Alberta (hereinafter referred to as “ExploreCo”)

WHEREAS:

A.                              ARC Resources wishes to acquire all of the issued and outstanding shares of Storm;

B.                                ARC Resources is a wholly-owned subsidiary of ARC;

C.                                ExploreCo is a wholly-owned subsidiary of Storm;

D.                               ARC, ARC Resources, Storm and ExploreCo wish to propose an arrangement involving, among other things, the acquisition by ARC Resources of all of the issued and outstanding shares of Storm and the issuance to Storm Shareholders of ExploreCo Shares;

E.                                 the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Canada Business Corporations Act; and

F.                                 the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Agreement, the following defined terms have the meanings hereinafter set forth:

(a)                                  “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “Acquisition Proposal” means, with respect to Storm, any inquiry or the making of any proposal to Storm or the Storm Shareholders from any Person or Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in Applicable Canadian Securities Laws) prior to the termination of this Agreement or consummation of the Arrangement, as applicable, which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i)                                     any direct or indirect sale, issuance or acquisition of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Storm or its subsidiaries representing 20% or more of the issued and outstanding voting securities or other equity interests in Storm or such subsidiaries;

(ii)                                  any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), in a single transaction or a series of related transactions, of assets of Storm or its subsidiaries representing 20% or more of the consolidated assets of Storm;

(iii)                               an amalgamation, arrangement, merger, business combination, consolidation or other similar transaction involving Storm or its subsidiaries;

(iv)                              a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Storm or its subsidiaries; or

(v)                                 any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to ARC under this Agreement or the Arrangement;

except that for the purpose of the definition of “Superior Proposal” in Section 1.1(wwww), the references in the definition of “Acquisition Proposal” to “20% or more of the issued and outstanding voting securities or other equity interests” shall be deemed to be references to “50% or more of the issued and outstanding voting securities or other equity interests”, and the references to “20% or more of the consolidated assets” shall be deemed to be references to “all or substantially all of the consolidated assets”;

(c)                                  “Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)                                 “Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(e)                                  “Applicable Laws”, in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(f)                                    “ARC” means ARC Energy Trust, a trust formed under the laws of the Province of Alberta;

(g)                                 “ARC Board of Directors” means the board of directors of ARC Resources, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(h)                                 “ARC Damages Event” has the meaning ascribed thereto in Section 6.1;

(i)                                     “ARC Exchangeable Shares” means Series B exchangeable shares in the capital of ARC Resources, which shares shall be substantially similar to the existing Series A exchangeable shares in the capital of ARC Resources;

(j)                                     “ARC Financial Statements” means, collectively,

(i)                                     the audited comparative consolidated financial statements of ARC as at and for the fiscal years ended December 31, 2009 and December 31, 2008, together with the notes thereto and the auditors’ report thereon; and

(ii)                                  the unaudited consolidated financial statements of ARC as at and for the three month period ended March 31, 2010, together with the notes thereto;

(k)                                  “ARC Group” means, collectively and taken as a whole, ARC, ARC Resources, ARC General Partnership No. 1 and 1504793 Alberta Ltd.;

(l)                                     “ARC Information” means all information required by Applicable Canadian Securities Laws to be included in the Information Circular describing the ARC Parties and the business, operations and affairs of the ARC Parties;

(m)                               “ARC Parties” means, collectively and taken as a whole, ARC and ARC Resources and “ARC Party” means either of them;

(n)                                 “ARC Public Record” means all information filed by or on behalf of ARC after December 31, 2009 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws;

(o)                                 “ARC Resources” means ARC Resources Ltd., a corporation amalgamated under the ABCA;

(p)                                 “ARC Termination Fee” has the meaning ascribed thereto in Section 6.1;

(q)                                 “ARC Trust Indenture” means the trust indenture as amended and restated as of May 15, 2006 between ARC Resources and the ARC Trustee;

(r)                                    “ARC Trust Units” means trust units of ARC Energy Trust;

(s)                                  “ARC Trustee” means Computershare Trust Company of Canada;

(t)                                    “Arrangement” means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set forth herein and in the Plan of Arrangement as supplemented, modified or amended;

(u)                                 “Arrangement Resolution” means the special resolution of Storm Shareholders in respect of the Arrangement to be considered at the Storm Meeting substantially in the form attached hereto as Exhibit “B” hereto;

(v)                                 “Articles of Arrangement” means the articles of arrangement to be prepared by Storm, with the cooperation, consultation and prior approval of ARC, acting reasonably, as provided for herein, in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been granted, giving effect to the Arrangement;

(w)                               “Business Day” means a day other than a Saturday, Sunday or other day when banks in the city of Calgary, Alberta, are not generally open for business;

(x)                                   “CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended;

(y)                                 “Certificate” means the certificate or other confirmation of filing to be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement;

(z)                                   `“Claim” has the meaning ascribed thereto in Section 7.2;

(aa)                            “Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

(bb)                          “Competition Act Approval” means either:

(i)                                     the issue of an advance ruling certificate under Section 102 of the Competition Act, provided that such advance ruling certificate has not been rescinded prior to the Effective Date; or

(ii)                             (A)                              the expiry or termination of the waiting period under Section 123 of the Competition Act, or waiver by the Commissioner of Competition of the notification requirement pursuant to Section 113(c) of that Act, and

                                           (B)                                the Commissioner of Competition advising ARC, in writing, on terms satisfactory to ARC Resources in its sole discretion, acting reasonably, that she has no intention to file an application under Part VIII of the Competition Act, in connection with the transactions contemplated by this Agreement and such advice has not been rescinded prior to the Effective Date;

(cc)                            “Confidential Information” has the meaning ascribed thereto in Section 3.5(f);

(dd)                          “Confidentiality Agreement” means the confidentiality agreement dated April 14, 2010 between Storm and ARC entered into in connection with the transaction contemplated herein;

(ee)                            “Continuing Employees” has the meaning ascribed thereto in Section 2.5(a);

(ff)                                “Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(gg)                          “Court” means the Court of Queen’s Bench of Alberta;

(hh)                          “Depositary” means the depositary under the Arrangement, Computershare Trust Company of Canada;

(ii)                                  “Director” means the Director or the Deputy Director(s) appointed pursuant to Section 260 of the CBCA;

(jj)                                  “Disclosed Personal Information” has the meaning ascribed thereto in Section 4.4(b);

(kk)                            “Disclosure Letter” means the disclosure letter dated June 9, 2010 from Storm to ARC as amended or supplemented by Storm with the agreement of ARC Resources prior to the Effective Time;

(ll)                                  “Dissent Rights” means the rights of dissent granted in favour of registered Storm Shareholders in respect of the Arrangement as described in the Plan of Arrangement;

(mm)                      “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under the applicable Canadian Securities Laws; and “distribute” has a corresponding meaning;

(nn)                          “Effective Date” has the meaning ascribed thereto in Section 2.1(e);

(oo)                          “Effective Time” means the first moment of time on the Effective Date;

(pp)                          “Encumbrances” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, rights of first refusal, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or asset, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Law, contract or otherwise) against title to any of the property or asset, or any part thereof or interest therein;

(qq)                          “Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws;

(rr)                                “Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Applicable Laws, relating to environmental or health matters including legislation governing the use and storage of Hazardous Substances and the plugging of wells;

(ss)                            “ExploreCo” means 1541229 Alberta Ltd., a wholly-owned subsidiary of Storm incorporated under the ABCA;

(tt)                                “ExploreCo Asset Budget” has the meaning ascribed thereto in Section 2.7(b);

(uu)                          “ExploreCo Assets” means the assets set forth and described in Exhibit C hereto;

(vv)                          “ExploreCo Board of Directors” means the board of directors of ExploreCo as it may be comprised from time to time;

(ww)                      “ExploreCo Cash Amount” means, subject to adjustment in accordance with Section 2.17 of this Agreement, cash in the amount of $5 million to be transferred by Storm to ExploreCo as part of the ExploreCo Assets;

(xx)                              “ExploreCo Information” means all information required by Applicable Canadian Securities Laws to be included in the Information Circular describing ExploreCo and the business, operations and affairs of ExploreCo, including any related financial statements as well as information regarding the ExploreCo Shares;

(yy)                          “ExploreCo Share Value” means the amount of $4.25 per ExploreCo Share, which amount is the net asset value of the ExploreCo Shares after giving effect to the Arrangement and the other transactions contemplated by this Agreement as agreed to by Storm and ARC;

(zz)                              “ExploreCo Shares” means the common shares in the capital of ExploreCo;

(aaa)                      “Final Order” means the order of the Court approving the Arrangement to be applied for by Storm following the Storm Meeting and to be granted pursuant to Subsection 192(4)(e) of the CBCA in respect of Storm Shareholders, Storm, ARC, ARC Resources, and ExploreCo, as such order may be affirmed, amended or modified by the Court (with the consent of both Storm and ARC Resources, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to both Storm and ARC Resources, each acting reasonably) on appeal;

(bbb)                   “GAAP” has the meaning ascribed thereto in Section 1.8;

(ccc)                      “GLJ” has the meaning ascribed thereto in Section 4.1(r);

(ddd)                   “GLJ Report” has the meaning ascribed thereto in Section 4.1(l);

(eee)                      “Governmental Authority” means any:

(i)                                     multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau ministry or agency, domestic or foreign;

(ii)                                  any subdivision, agent, commission, board or authority of any of the foregoing;

(iii)                               any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; and

(iv)                              any stock exchange;

(fff)                            “Governmental Authorization” means with respect to an entity, all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now being or proposed to be conducted;

(ggg)                 “Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws, including but not limited to Polychlorinated Biphenyl and production waters;

(hhh)                   “Indemnified Liabilities” means all Liabilities in respect of the ExploreCo Assets and the operations or activities in connection with the ExploreCo Assets incurred or accrued prior to or after the Effective Time, including, without limitation, all environmental liabilities in respect of the ExploreCo Assets and all Liabilities in respect of the Surmont/McMurray Transaction;

(iii)                               “Indemnity Notice” has the meaning ascribed thereto in Section 7.2;

(jjj)                               “Information Circular” means the management information circular and proxy statement of Storm, together with all appendices thereto to be mailed or otherwise distributed by Storm to the Storm Shareholders or such other securityholders of Storm as may be required pursuant to the Interim Order in connection with the Storm Meeting;

(kkk)                      “Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 192(4) of the CBCA in respect of ARC, ARC Resources, Storm, the Storm Shareholders and ExploreCo, containing declarations and directions with respect to the Arrangement and the holding of the Storm Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(lll)                               “Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

(mmm)             “Investment Canada Approval” means the receipt by ARC of a notice that the Minister responsible for the administration of the Investment Canada Act is satisfied that the transactions contemplated by this Agreement are “likely to be of net benefit to Canada” pursuant to Part IV of the Investment Canada Act, provided that such notice is on terms and conditions satisfactory to ARC Resources in its sole discretion, acting reasonably;

(nnn)                   “ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ooo)                   “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, Contract, permit, license or other undertaking and as a result of any act or omission;

(ppp)                   “Lock-up Agreement” means an agreement to be entered into between ARC and each of the directors and officers of Storm (unless the Parties agree otherwise) and each affiliate of such directors and officers that owns Storm Common Shares, in form satisfactory to ARC Resources pursuant to which such directors and officers, affiliates agree with ARC, among other things, to vote in favour of the Arrangement Resolution and otherwise support the transactions contemplated by this Agreement;

(qqq)                   “Material Adverse Change” or “Material Adverse Effect” means, with respect to or on Storm or ARC, as applicable, any fact or state of facts, circumstance, change, effect, occurrence or event that individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise) business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash flows or prospects of Storm and its subsidiaries, taken as a whole (but excluding ExploreCo and the ExploreCo Assets), or of ARC and its subsidiaries, taken as a whole, as applicable, other than any such change, effect, occurrence or event relating to or resulting from:

(i)                                     conditions affecting the oil and gas industry generally in jurisdictions in which Storm and/or its subsidiaries or ARC, as applicable, carries on business, including changes in commodity prices, royalties, Applicable Laws or taxes;

(ii)                                  general economic, financial, currency exchange, securities or commodity prices in Canada, the United States or elsewhere;

(iii)                               any matter which has been publicly disclosed or has been communicated in writing to ARC or to Storm, as applicable, as of the date of this Agreement;

(iv)                              relating to a change in the market trading price or trading volume of the Storm Common Shares or the ARC Trust Units, as applicable, either:

(A)                              as a direct result of this Agreement and the Arrangement or the announcement thereof; or

(B)                                as a result of a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iii) or (v) hereof; or

(v)                                 any matter permitted by this Agreement or consented to in writing by ARC Resources or Storm, as the case may be;

provided, however, that the change or effect referred to in (i) or (ii) above does not primarily relate only to (or have the effect of primarily relating only to) Storm and its subsidiaries, taken as a whole, or ARC and its subsidiaries, taken as a whole, as applicable, or disproportionately affects Storm and its subsidiaries, taken as a whole, or ARC and its subsidiaries, taken as a whole, as applicable, compared to other entities of  similar size operating in the oil and gas exploration, exploitation, development and production industry, in which case the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable;

(rrr)                            “Misrepresentation”, “Material Change” and “Material Fact” shall have the meanings ascribed thereto under Applicable Canadian Securities Laws;

(sss)                      “Non-Competition Agreement” means the agreement to be entered into between ARC Resources and ExploreCo in a form satisfactory to each of ARC Resources and Storm, acting reasonably, providing that for a period of 12 months following the Effective Date ExploreCo be restricted from being involved, directly or indirectly, in the oil and gas exploration and development business in the Parkland area where Storm currently carries on business;

(ttt)                            “Other Party” means, with respect to the applicable ARC Party(ies), the applicable Storm Party(ies) and, with respect to the applicable Storm Party(ies), the applicable ARC Party(ies);

(uuu)                   “Outside Date” means September 30, 2010;

(vvv)                   “Paddock Lindstrom” has the meaning ascribed thereto in Section 4.2(s);

(www)           “Paddock Lindstrom Report” has the meaning ascribed thereto in Section 4.2(k);

(xxx)                 “Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the ARC Parties or the Storm Parties, as the case may be;

(yyy)                   “Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(zzz)                    “Plan of Arrangement” means the plan of arrangement under the CBCA substantially in the form set out in Exhibit “A” hereto, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof and hereof;

(aaaa)            “Retention Bonus” has the meaning ascribed thereto in Section 2.5(c);

(bbbb)            “Securities Act” means the Securities Act, R.S.A. 2000, c. S-4, as amended;

(cccc)                “Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the Provinces or Territories of Canada;

(dddd)            “Storm” means Storm Exploration Inc., a corporation incorporated under the CBCA;

(eeee)                “Storm Board of Directors” means the board of directors of Storm as it may be comprised from time to time;

(ffff)                  “Storm Change of Control Payments” means obligations of Storm and its subsidiaries pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments and any payments related to any incentive plan, arising out of or in connection with the Arrangement and including Retention Bonuses in respect of employees of Storm who are Continuing Employees but not including payments, if any, in respect of Storm Options;

(gggg)                “Storm Common Shares” means, collectively, the common voting shares and the common non-voting shares in the capital of Storm;

(hhhh)            “Storm Credit Facility” means the Credit Agreement dated May 9, 2008, as amended June 24, 2008, March 25, 2009 and April 30, 2010 between Storm, as borrower, Canadian Imperial Bank of Commerce, as Lead Arranger, Administrative Agent and Backrunner, and the following lenders: Canadian Imperial Bank of Commerce, Bank of Montreal, Union Bank and Alberta Treasury Branches;

(iiii)                          “Storm ExploreCo Conveyance Agreement” means the agreement(s) to be entered into between Storm and/or a Storm Party and ExploreCo, in form satisfactory to each of ARC and Storm, acting reasonably, effecting the sale of the ExploreCo Assets to ExploreCo;

(jjjj)                      “Storm Financial Statements” means, collectively,

(i)                                    the audited comparative consolidated financial statements of Storm as at and for the fiscal years ended December 31, 2009 and December 31, 2008, together with the notes thereto and the auditors’ report thereon; and

(ii)                                 the unaudited consolidated financial statements of Storm as at and for the three month period ended March 31, 2010, together with the notes thereto;

(kkkk)          “Storm Group” has the meaning ascribed thereto in Section 4.2(c);

(llll)                          “Storm Information” means all information required by Applicable Canadian Securities Laws to be included in the Information Circular describing Storm and the business, operations and affairs of Storm;

(mmmm)                                            “Storm Meeting” means the special meeting of Storm Shareholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(nnnn)          “Storm Net Debt” means, except as otherwise provided in this Agreement, the total debt (comprised of bank indebtedness plus accounts payable and accrued liabilities) of Storm less the total of cash and cash equivalents (comprised of accounts receivable) and prepaid and other charges of Storm as recorded on the balance sheet of the financial statements of Storm. Excluded from the determination of Storm Net Debt are any amounts related to unrealized mark-to-market hedging adjustments;

(oooo)          “Storm Option Plan” means the Storm share option plan in effect on the date hereof and the agreements entered into thereunder;

(pppp)          “Storm Options” means options granted pursuant to the Storm Option Plan;

(qqqq)            “Storm Parties” means, collectively and taken as a whole, Storm and ExploreCo, and “Storm Party” means either of them;

(rrrr)                        “Storm Plans” has the meaning ascribed thereto in Section 4.2(aa);

(ssss)                    “Storm Public Record” means all information filed by or on behalf of Storm after December 31, 2009 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws;

(tttt)                        “Storm Shareholders” means holders of Storm Common Shares;

(uuuu)            “Storm Transaction Costs” means, collectively, the Storm Change of Control Payments together with all other costs of Storm and its subsidiaries (whether incurred, accrued or billed) in connection with the Arrangement, including, without limitation, fees and expenses of financial advisors, legal advisors, auditors and engineers. The Disclosure Letter includes Storm’s bona fide good faith estimate, having regard to the assumptions set forth therein, of the Storm Transaction Costs;

(vvvv)            “subsidiary” has the meaning ascribed thereto in the Securities Act (and shall include all trusts or partnerships directly or indirectly owned by Storm or ARC, as the case may be);

(wwww) “Superior Proposal” means an unsolicited written bona fide Acquisition Proposal made after the date hereof from a Person (other than ARC):

(i)                                   that in the case of paragraph 3.5(b)(v)(A) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available, and in the case of paragraphs 3.5(b)(vi) and 3.5(d) that funds or other consideration necessary for the Acquisition Proposal are available, in each case as demonstrated to the satisfaction of the Storm Board of Directors, acting in good faith;

(ii)                                that is capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal;

(iii)                             that did not result from or involve a breach of Section 3.5; and

(iv)                            in respect of which the Storm Board of Directors determined in good faith (after the receipt of advice from their legal counsel with respect to (A) and their financial advisors with respect to (B)) that: (A) as reflected in the minutes of the Board, in the case of paragraph 3.5(b)(v)(A) failure to take such action would be inconsistent with their fiduciary duties, and in the case of paragraphs 3.5(b)(vi) and 3.5(d) failure to recommend such Acquisition Proposal to Storm Shareholders would be inconsistent with their fiduciary duties, and (B) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Storm Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by ARC as contemplated by Section 3.5(d));

(xxxx)          “Support Agreement” means a support agreement relating to the ARC Exchangeable Shares to be entered into on the Effective Date having terms and conditions satisfactory to each of ARC Resources and Storm, acting reasonably and which agreement shall be substantially similar to the existing support agreement relating to the Series A exchangeable shares of ARC Resources;

(yyyy)          “Surmont/McMurray Distribution Amount” means, subject to adjustment in accordance with Section 2.17 of this Agreement, cash in the amount of $49.9 million to be distributed to holders of Storm Common Shares by way of dividend or return of capital under the Arrangement pursuant to Section 2.8(a);

(zzzz)              “Surmont/McMurray Transaction” means the sale by Storm of assets in the Surmont/McMurray area for consideration of $53.75 million pursuant to the Purchase and Sale Agreement dated May 31, 2010 entered into between Storm and the purchaser of such assets;

(aaaaa)   “Tax” or “Taxes” shall mean any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, environmental taxes, capital taxes, production taxes, recapture, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Storm or ARC, as applicable (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(bbbbb)   “Tax Pools” means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the ITA, and financing expenses referred to in Section 20(1)(e) of the ITA;

(ccccc)        “Tax Returns” shall mean all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including any attached schedules, estimated tax returns, withholding tax returns, and information returns and reports);

(ddddd)   “Taxing Authority” shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(eeeee)        “Third Party Approvals” has the meaning ascribed thereto in Section 5.1(e);

(fffff)             “Third Party Beneficiaries” has the meaning ascribed thereto in Section 11.10;

(ggggg)        “threatened” when used in relation to legal action or any other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that such legal action or other matter is to be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that such legal action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

(hhhhh)   “TSX” means the Toronto Stock Exchange;

(iiiii)                       “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(jjjjj)                  “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder;

(kkkkk)   “U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time; and

(lllll)                       “Voting and Exchange Trust Agreement” means a voting and exchange trust agreement relating to the ARC Exchangeable Shares to be entered into on the Effective Date having terms and conditions satisfactory to each of ARC Resources and Storm, each acting reasonably, and which agreement shall be substantially similar to the existing voting and exchange trust agreement relating to the Series A exchangeable shares of ARC Resources.

1.2                                                                               Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                                                               Number and Gender

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4                                                                               Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5                                                                               Entire Agreement

This Agreement, the Confidentiality Agreement, and the Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent of any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supercede the Confidentiality Agreement.

1.6                                                                              Statute and Agreement References

Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time. References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time.

1.7                                                                              Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

1.8                                                                              Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner materially consistent with GAAP.

1.9                                                                              Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to ARC, be references exclusively to the Disclosure Letter, or in the case of disclosure to Storm, include disclosure in writing to Storm or its representatives.

1.10                                                                       Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.11                                                                       Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Storm or ARC, as applicable, it refers to the actual knowledge of any officer of Storm in respect of Storm, and any officer of ARC Resources in respect of ARC, in each case after reasonable inquiry, and in each case in their capacity as officers of Storm or ARC Resources and not in their personal capacity, as of the date of this Agreement.

1.12                                                                       Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.13                                                                       Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Exhibit “A” — Plan of Arrangement;

Exhibit “B” — Arrangement Resolution; and

Exhibit “C” — ExploreCo Assets.

ARTICLE 2
THE ARRANGEMENT

2.1                                                                               Plan of Arrangement

(a)                                 The Parties agree to carry out the Arrangement pursuant to which (among other things) Storm Shareholders (other than those who have validly exercised Dissent Rights), including holders of Storm Options who receive Storm Common Shares upon the exercise of such Storm Options, shall receive, for each Storm Common Share held, at the election of the Storm Shareholder, either: (i) 0.5700 ARC Trust Units; or (ii), subject to Section 2.1(b) and Section 2.1(c), 0.2021 ARC Exchangeable Shares.

(b)                                 Once the exchange ratio for the Series A exchangeable shares in the capital of ARC Resources as at the Effective Date has been determined, the exchange ratio set forth in Section 2.1(a) above for holders of Storm Shares who elect to receive ARC Exchangeable Shares shall be adjusted to equal the number obtained by dividing the number 0.5700 by such exchange ratio for Series A exchangeable shares.

(c)                                  Storm Shareholders who are either non-residents of Canada for the purposes of the ITA or persons who are exempt from tax under Part I tax of the ITA will not be entitled to elect to receive ARC Exchangeable Shares in exchange for their Storm Common Shares pursuant to the Arrangement and will be deemed to have elected to receive ARC Trust Units in exchange for their Storm Common Shares pursuant to the Arrangement.

(d)                                 The Arrangement has been and shall continue to be structured such that on the Effective Date the issuance of the ARC Trust Units, ARC Exchangeable Shares and ExploreCo Shares issuable to the Storm Shareholders under the Arrangement and all other trades of securities under the Arrangement will be made (i) in compliance with Applicable Canadian Securities Laws and (ii) not require registration under the U.S. Securities Act, in reliance on Section 3(a)(10) of the U.S. Securities Act.

(e)                                  The Parties agree to reasonably cooperate with the other Parties and their tax advisors in respect of any proposed amendments to the Plan of Arrangement. The Plan of Arrangement may be amended in accordance with Section 8.2. On the third Business Day after the last of the conditions set forth in Section 5.1(c), Section 5.1(e), Section 5.1(g) and Section 5.1(k) has been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is (provided, that on the second Business Day after such conditions have been satisfied or waived each of the other conditions set forth in Article 5 have also been satisfied or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is), unless another time or date is agreed to in writing by the Parties, the Parties will complete the Arrangement (the “Effective Date”) and the Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein. The closing of the transactions contemplated hereby will take place at the offices of counsel to ARC or at such other location as may be agreed upon by the Parties.

(f)                                   The Parties shall use their commercially reasonable efforts to cause the Effective Date to occur on or about August 17, 2010 or as soon thereafter as reasonably practicable and in any event by the Outside Date.

2.2                                                                               Interim Order

Storm agrees that as soon as reasonably practicable after the date hereof, but in any event prior to July 16, 2010, Storm shall apply in a manner reasonably acceptable to ARC pursuant to Section 192 of the CBCA and, in cooperation with ARC, acting reasonably, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)                                 for the calling and the holding of the Storm Meeting, including the record date for determining the Persons to whom notice of the Storm Meeting is to be provided and for determining the Persons entitled to vote at the Storm Meeting;

(b)                                 that the securities of Storm for which holders as at the record date established for the Storm Meeting shall be entitled to vote on the Arrangement Resolution shall be the Storm Common Shares voting together as a single class;

(c)                                  that all Storm Shareholders as at the record dates established for the Storm Meeting shall be entitled to vote on the Arrangement Resolution, with Storm Shareholders being entitled to one vote for each Storm Common Share held by them;

(d)                                 that the requisite level of approval for the Arrangement Resolution shall be at least two-thirds of the votes cast on the Arrangement Resolution by those Storm Shareholders present in person or represented by proxy and entitled to vote at the Storm Meeting;

(e)                                  that, in all other respects, the terms, restrictions and conditions of the constating documents of Storm, including quorum requirements and all other matters, shall apply in respect of the Storm Meeting;

(f)                                   for the grant of the Dissent Rights;

(g)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(h)                                 that the Storm Meeting may be adjourned or postponed from time to time by Storm with the consent of ARC Resources without the need for additional approval of the Court.

2.3                                                                               Information Circular

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(a)                                 ARC shall prepare the ARC Information for inclusion in the Information Circular and provide the ARC Information to Storm in a timely and expeditious manner;

(b)                                 Storm shall prepare the Information Circular and Storm shall ensure that the Information Circular provides Storm Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, in all cases ensuring compliance in all material respects with all Applicable Canadian Securities Laws (including compliance in respect of the distribution of the ARC Trust Units, ARC Exchangeable Shares and ExploreCo Shares) on the date of issue thereof; and

(c)                                  Storm shall cause the Information Circular to be mailed to the Storm Shareholders and such other securityholders of Storm or other third parties as may be required pursuant to the Interim Order, and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed.

2.4                                                                               Preparation of Filings

(a)                                 ARC and Storm shall cooperate in:

(i)                                     seeking the Interim Order and the Final Order, including by ARC providing Storm on a timely basis any information required to be supplied by ARC concerning itself in connection therewith. Storm shall provide legal counsel to ARC with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. Storm shall also provide legal counsel to ARC on a timely basis with copies of any notice of appearance and evidence served on Storm or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to Applicable Laws, Storm shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except with ARC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require ARC to agree or consent to any increase in the consideration to be received by Storm Shareholders or other modification or amendment to such filed or served materials that expands or increases ARC’s obligations, or diminishes or limits ARC’s rights, set forth in any such filed or served materials or under this Agreement; and

(ii)                                  the taking of all such action as may be required under the CBCA, Applicable Canadian Securities Laws and U.S. Securities Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement and the taking of all such action as may be required under the CBCA, Applicable Canadian Securities Laws and the U.S. Securities Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)                                 Each of ARC and Storm shall promptly furnish to the other all information concerning it as may be required for the effectuation of the actions described in Section 2.1 and the foregoing provisions of this Section 2.4, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

2.5                                                                               Employees and Employment Agreements

(a)                                 Unless otherwise agreed upon among the Parties, ARC shall use reasonable commercial efforts to, not less than 15 days after the date of this Agreement, determine the employees of Storm who will either be offered employment with ARC or a subsidiary of ARC or be provided with confirmations of continued employment, as the case may be at the Effective Time (such employees being the “Continuing Employees”). Unless otherwise agreed to between the parties, the Continuing Employees shall not include the employees of Storm and its subsidiaries who are identified in the Disclosure Letter. The Continuing Employees, unless their employment is terminated, shall continue to be employed on the terms and conditions (including compensation or severance) comparable, in the aggregate, to the terms and conditions on which they are currently employed. ARC shall honour the terms of all consulting agreements existing as of the date hereof between Storm and its consultants, copies of which consulting agreements have been provided to ARC prior to the date hereof.

(b)                                 In the event that any employee of Storm is not continued as a Continuing Employee by ARC, a subsidiary of ARC or Storm, as applicable, and such employee is thereby entitled to a severance payment as provided for in the employee’s employment or other agreement (all of which agreements have been provided to ARC) or otherwise under Applicable Law or, with the consent of ARC, acting reasonably, as determined by Storm, the Parties agree that the amount of such severance payment shall not be less than the amount provided for in the employee’s employment or other agreement or as required by Applicable Law. All severance or similar payments to employees, directors and officers of Storm shall be made by Storm on the Effective Date or as soon as practicable thereafter.

(c)                                  In the event that any employee of Storm is continued as a Continuing Employee by ARC, a subsidiary of ARC or Storm, as applicable, such employee shall be entitled to a retention bonus in an amount not less than the severance payment provided for in the employee’s employment or other agreement or otherwise under Applicable Law (a “Retention Bonus”), which Retention Bonus will be paid on the date that is 6 months after the Effective Date provided that the employee remains as an employee of ARC, a subsidiary of ARC or Storm on the date of payment.

(d)                                 The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of existing Storm executive and employee (if applicable) employment and other agreements including, without limitation, retention bonus agreements, if any. The Disclosure Letter includes Storm’s bona fide good faith estimate, having regard to the assumptions set forth therein, on an employee by employee basis of the Storm Change of Control Payments. The Storm Change of Control Payments shall be paid by Storm on the Effective Date or as soon as practicable thereafter.

(e)                                  ARC shall be responsible for preparing all Form T4s for employees of Storm for the 2010 taxation year and attending to all required filings and mailings of such T4s. ExploreCo agrees to provide all assistance reasonably required by ARC in respect of the preparation of such T4s.

2.6                                                                               Storm Options

(a)                                 The Parties agree that the Storm Board of Directors may approve the vesting of all outstanding Storm Options (other than Storm Options held by persons who are not directors, officers or employees of Storm on the date hereof and which will otherwise terminate prior to the Effective Date (unless otherwise agreed to in writing by ARC Resources or Storm)) effective before the Effective Date and conditional upon the subsequent consummation of the Arrangement and the agreement of the holders of the Storm Options to the exercise (or termination) of such Storm Options (or, if required, amend any outstanding Storm Options to accelerate the vesting of such Storm Options effective before the Effective Date and conditional upon the subsequent consummation of the Arrangement and the agreement of the holders of the Storm Options to the exercise (or termination) of such Storm Options) in order that all such outstanding Storm Options shall be fully vested and will be either exercised before the Effective Time in accordance with their terms or terminated. The Disclosure Letter includes a list of all Storm Options outstanding on the date hereof.

(b)                                 In addition to the manner of treatment of Storm Options set forth above, Storm shall purchase and cancel all of the “out-of-the-money” Storm Options for an amount of not more than $0.01 per Storm Option.

(c)                                  Pursuant to the Plan of Arrangement, all Storm Options outstanding at the Effective Time shall be deemed terminated.

2.7                                                                               ExploreCo and Completion of Transactions

(a)                                 Pursuant to the Arrangement and the Storm ExploreCo Conveyance Agreement, the ExploreCo Assets will be transferred to ExploreCo. The Storm ExploreCo Conveyance Agreement, among other things, shall provide for the conveyance of the ExploreCo Assets on an “as is where is” basis and shall provide ExploreCo with limited recourse against Storm in the event that ExploreCo suffers any loss in respect of the ExploreCo Assets.

(b)                                 ARC agrees that a capital expenditure budget of $6.5 million as disclosed in the Disclosure Letter (the “ExploreCo Asset Budget”) will be made available for the ExploreCo Assets for the period from March 30, 2010 to the Effective Date, such amount to be funded by Storm. The Storm ExploreCo Conveyance Agreement will provide, among other things, that all cash flow generated by the ExploreCo Assets to the Effective Date shall accrue to the benefit of Storm and ExploreCo will assume the Indemnified Liabilities.

(c)                                  The board of directors, management and other governance and structuring matters relating to ExploreCo including, without limitation, any compensation arrangements shall be determined by Storm. The Parties acknowledge and agree that Storm and ExploreCo may submit such compensation arrangements to the Storm Shareholders at the Storm Meeting for approval in accordance with the requirements of the TSX or any other stock exchange on which ExploreCo intends to seek the listing of the ExploreCo Shares.

(d)                                 Storm, as the sole shareholder of ExploreCo, covenants and agrees to cause ExploreCo to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are reasonably necessary or desirable to effect and complete the transactions contemplated herein and in the Plan of Arrangement in accordance with the terms and conditions hereof and thereof and any and all covenants and agreements of Storm contained herein and in the Plan of Arrangement shall, to the extent that they are required to be performed by ExploreCo, be and be deemed to be covenants and agreements of both Storm and ExploreCo.

2.8                                                                               Surmont/McMurray Transaction

If the Surmont/McMurray Transaction is completed prior to the Effective Date then pursuant to the Plan of Arrangement:

(a)                                 net proceeds from such sale in the amount equal to the Surmont/McMurray Distribution Amount shall be distributed to holders of Storm Common Shares as a dividend or return of capital and the remaining net proceeds from such sale will be retained by Storm; and

(b)                                 ARC Resources shall be issued such number of ExploreCo Shares which have a value of $2.9 million where the value of each such ExploreCo Share is equal to the ExploreCo Share Value. Such ExploreCo Shares shall be “freely tradeable” (other than as a result of any “control block” restrictions that may arise by virtue of the ownership thereof), subject to the TSX providing listing approval for such shares.

2.9                                                                               Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.10                                                                        Recommendation of Storm Board of Directors

The Storm Board of Directors has unanimously determined that the Arrangement is in the best interests of Storm and the Storm Shareholders, and has, based upon, among other things, the opinion of Storm’s financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Storm Shareholders, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend Storm Shareholders vote in favour of the Arrangement. Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinion of Storm’s financial advisor, confirming the aforementioned opinion of such financial advisor, in the Information Circular.

2.11                                                                        Dissenting Shareholders

Registered Storm Shareholders entitled to vote at the Storm Meeting may exercise Dissent Rights with respect to their Storm Common Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Storm shall give ARC prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Storm and promptly provide ARC with copies of such notices and written objections and all other correspondence related thereto.

2.12                                                                        Tax Withholdings

ARC and ARC Resources shall be entitled to deduct and withhold from any amount otherwise payable to any Storm Shareholder and, for greater certainty, from any amount payable to a Storm Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement such amounts as ARC or ARC Resources are required or reasonably believed to be required to deduct and withhold from such consideration in accordance with applicable tax laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Storm Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.

2.13                                                                        Disclosure Letter

The inclusion of any item in the Disclosure Letter shall not be construed as an admission by Storm of the materiality of such item.

2.14                                                                        Lock-up Agreements

Storm shall, concurrent with the signing of this Agreement, deliver to ARC Lock-up Agreements which have been executed by Storm Shareholders holding or exercising control or direction over not less than 24.0% of the outstanding Storm Common Shares (which represent not less than 25.9% of the outstanding Storm Shares calculated on a fully diluted basis).

2.15                                                                        ARC Guarantee

ARC hereby unconditionally and irrevocably guarantees the due and punctual performance by ARC Resources of each and every covenant and obligation of ARC Resources arising under, or any agreements entered into by ARC Resources to effect, the Arrangement. ARC hereby agrees that Storm shall not have to proceed first against ARC Resources before exercising its rights under this guarantee against ARC.

2.16                                                                        Storm Guarantee

Storm hereby unconditionally and irrevocably guarantees the due and punctual performance by ExploreCo of each and every covenant and obligation of ExploreCo arising under, or any agreements entered into by ExploreCo to effect, the Arrangement. Storm hereby agrees that ARC shall not have to proceed first against ExploreCo before exercising its rights under this guarantee against Storm.

2.17                                                                        Adjustments to ExploreCo Cash Amount and Surmont/McMurray Distribution Amount

(a)                                  To the extent that at the Effective Date capital expenditures on the ExploreCo Assets for the period from March 30, 2010 to the Effective Date exceed $6.5 million (the amount by which actual capital expenditures exceed $6.5 million referred to in this Section as the “ExploreCo Asset Budget Deficiency”) then, without prejudice any other rights of ARC or ARC Resources contained in this Agreement, ARC Resources in its sole discretion may require that ExploreCo reimburse Storm for up to $5 million of the ExploreCo Asset Budget Deficiency by reducing the ExploreCo Cash Amount by such amount and ARC Resources in its sole discretion may require Storm to reduce the Surmont/McMurray Distribution Amount by any remaining portion of the ExploreCo Asset Budget Deficiency.

(b)                                 To the extent that at the Effective Date capital expenditures on the ExploreCo Assets for the period from March 30, 2010 to the Effective Date are less than $6.5 million (the amount by which actual capital expenditures are less than $6.5 million referred to in this Section as the “ExploreCo Asset Budget Surplus”) then, without prejudice any other rights of Storm or ExploreCo contained in this Agreement, Storm in its sole discretion may require that Storm increase the ExploreCo Cash Amount by such amount.

(c)                                  To the extent that at the Effective Date the Additional Cash Adjustment Amount (as defined in Section 2.17(d) below) is a positive number then, without prejudice any other rights of ARC or ARC Resources contained in this Agreement, ARC Resources in its sole discretion may require that the Surmont/McMurray Distribution Amount be reduced by an amount up to the lesser of: (i) $49.9 million; and (ii) the Additional Cash Adjustment Amount; and in respect of any remaining portion of the Additional Cash Adjustment Amount, ARC Resources in its sole discretion may require that the ExploreCo Cash Amount (after giving effect to this adjustment, if any, to the ExploreCo Cash Amount pursuant to Section 2.17(a) or 2.17(b) above) be reduced by any such remaining portion of the Additional Cash Adjustment Amount.

(d)                                 For the purpose of Section 2.17(c) above, the “Additional Cash Adjustment Amount” means the sum, positive or negative, of the following amounts: (i) Storm Net Debt at June 30, 2010 after giving effect to the Arrangement (including the transfer of the ExploreCo Assets to ExploreCo) excluding the proceeds from the exercise of Storm Options, excluding the ExploreCo Cash Amount and excluding the Storm Transaction Costs less $105 million; (ii) Storm Transaction Costs less $6.0 million; and (iii) 25% of $191.5 million less 25% of Storm’s Tax Pools at June 30, 2010 after giving effect to the Arrangement (including the transfer of the ExploreCo Assets to ExploreCo (and assuming that the Surmont/McMurray

Transaction has not been completed prior to the Effective Date)). Notwithstanding the foregoing, the computation of the amounts in (i) to (iii) shall be made based on the assumption that the Storm Production Partnership and 1318640 Alberta Ltd. are not dissolved as part of the Arrangement.

ARTICLE 3
COVENANTS

3.1                                                                               Covenants of ARC and ARC Resources

Each of ARC and ARC Resources covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Storm (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                  ARC and ARC Resources will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of ARC or ARC Resources, as the case may be;

(b)                                 each of ARC and ARC Resources will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Storm in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(c)                                  ARC and ARC Resources will make all necessary filings and applications under Applicable Laws required on the part of ARC or ARC Resources, as the case may be, in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws including, without limitation, application to the TSX for the approval of the issuance and listing of the ARC Trust Units and ARC Exchangeable Shares to Storm Shareholders pursuant to the Arrangement as well as the issuance and listing of ARC Trust Units in accordance with the terms and conditions of the ARC Exchangeable Shares. The Parties acknowledge and agree that the failure to obtain the listing of the ARC Exchangeable Shares shall not be a condition to the obligation of the Parties to complete the Arrangement;

(d)                                 neither ARC nor ARC Resources shall take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(e)                                  it will assist Storm in the preparation of the Information Circular and provide to Storm in a timely and expeditious manner ARC Information as reasonably requested by Storm or as required by the Interim Order or Applicable Laws for inclusion in the Information Circular, complying in all material respects with all Applicable Laws on the date of mailing thereof and ensure that ARC Information does not contain any Misrepresentation;

(f)                                    in a timely and expeditious manner, it will cooperate with Storm in the preparation of any amendments or supplements to the Information Circular reasonably required by Storm or otherwise required by Applicable Laws;

(g)                                 the business of ARC and of its subsidiaries shall be conducted only in, and ARC and its subsidiaries shall not take any action except in, the usual and ordinary course of business consistent with past practices and it shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries business, assets and business relationships;

(h)                                 ARC shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies for ARC and any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and ARC or its subsidiaries, will pay all premiums in respect of such insurance policies that become due after the date hereof;

(i)                                     ARC and ARC Resources shall not take any action, refrain from taking any action, or permit any action to be taken that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(j)                                     ARC shall promptly notify Storm in writing of any Material Adverse Change with respect to ARC or of any change in any representation or warranty provided by ARC or ARC Resources in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and ARC shall in good faith discuss with Storm any such change in circumstances (actual, anticipated, contemplated, or to the knowledge of ARC, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Storm pursuant to this provision;

(k)                                  ARC shall promptly advise Storm in writing of any material breach by ARC or ARC Resources of any covenant, obligation or agreement contained in this Agreement;

(l)                                     ARC and ARC Resources shall jointly and severally indemnify and save harmless Storm, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Storm, its subsidiaries and their respective directors, officers, employees, advisors or agents may be subject or which Storm, its subsidiaries and their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                   any Misrepresentation or alleged Misrepresentation contained solely in the ARC Information included in the Information Circular or in any material filed by or on behalf of ARC in compliance with or intended compliance with any Applicable Laws;

(ii)                                any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in any material filed by or on behalf of ARC or ARC Resources in compliance or intended compliance with Applicable Canadian Securities Law which prevents or restricts the trading in the ARC Trust Units or the ARC Exchangeable Shares; and

(iii)                             ARC or ARC Resources not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that neither ARC nor ARC Resources shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based on the Storm Information or the ExploreCo Information, the negligence of Storm or ExploreCo or the non-compliance by Storm or ExploreCo with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

(m)                               except for non-substantive communications with third parties and communications to legal and other advisors of ARC, ARC and ARC Resources will furnish promptly to Storm: (i) a copy of each notice, report, schedule or other document delivered, filed or received by ARC or ARC Resources in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(n)                                 ARC and ARC Resources shall use its reasonable commercial efforts to obtain and maintain the Third Party Approvals applicable to either of them and provide the same to Storm and ExploreCo on or prior to the Effective Date;

(o)                                 ARC and ARC Resources will provide Storm and ExploreCo with all information and documentation reasonably requested by them in connection with obtaining the Third Party Approvals applicable to them;

(p)                                 ARC and ARC Resources shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement; and

(q)                                 ARC agrees that if it acquires the Storm Common Shares pursuant to the Arrangement it shall cause Storm to fulfil its obligations: (a) pursuant to indemnities provided or available to past and present officers and directors of Storm or of any corporation of which Storm is or was a shareholder or creditor and who are serving or did serve at Storm’s request, (b) pursuant to the provisions of the Storm constating documents or in similar documents of any of Storm’s subsidiaries, (c) under the CBCA, and (d) pursuant to written indemnity agreements, copies of which were provided to ARC prior to the date hereof, which have been entered into between Storm and its current officers and directors. ARC Resources further unconditionally and irrevocably covenants and agrees to be jointly and severally liable with Storm for the performance of this covenant following the Effective Date.

3.2                                                                               Additional Covenants of ARC and ARC Resources

ARC and ARC Resources further covenant and agree that:

(a)                                  Storm shall be permitted to secure directors’ and officers’ liability insurance for the current directors and officers of Storm and its subsidiaries (other than ExploreCo) on a “trailing” (or “run-off”) basis for a period of six years after the Effective Date. If a trailing policy is not available at a reasonable cost, ARC shall cause Storm to maintain in effect the current policies of directors’ and officers’ liability insurance maintained by Storm (it being understood and agreed that ARC may substitute therefore policies providing at least the same coverage (including amounts and deductibles), provided the terms and conditions of such substituted policies are not materially less advantageous to the insured) with respect to claims arising from facts or events which occur on or before the Effective Date. ARC agrees to not take any action to terminate or otherwise adversely affect such directors’ and officers’ insurance; and

(b)                                 ARC shall make adequate arrangements for the repayment of the amount outstanding under the Storm Credit Facility on the Effective Date, such that the condition in Section 5.1(g) will be satisfied on the Effective Date;

(c)                                  ARC shall use reasonable commercial efforts to wind-up the Storm stock savings plan (a copy of which has been provided to ARC) as soon as practicable following the Effective Time; and

(d)                                 pursuant to the proposed conversion of ARC to a corporate entity, which is expected to occur on or about January 1, 2011, holders of the Exchangeable Shares which are issued pursuant to the Arrangement will be entitled to, subject to any changes to applicable Tax laws subsequent to the date hereof which would prevent ARC from being able to do so, exchange such Exchangeable Shares into common shares of the continuing corporate entity on a “tax free rollover” basis.

3.3                                                                               Covenants of Storm and ExploreCo

Storm and ExploreCo covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of ARC (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                  Storm and ExploreCo will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of Storm and ExploreCo, as the case may be;

(b)                                 each of Storm and ExploreCo, as applicable, will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(c)                                  Storm and ExploreCo will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required to be made on the part of Storm and ExploreCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws including, without limitation, application to the TSX for the approval of the listing of the ExploreCo Shares (including the listing of the ExploreCo Shares issuable to ARC Resources pursuant to the Surmont/McMurray Transaction as described in Section 2.8). The Parties acknowledge and agree that the failure to obtain any such approval shall not be a condition to the obligation of the Parties to complete the Arrangement;

(d)                                 neither Storm nor ExploreCo will take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(e)                                  the business of Storm and of its subsidiaries shall be conducted only in, and Storm and its subsidiaries shall not take any action except in, the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries business, assets and business relationships;

(f)                                    except as contemplated by this Agreement or the Arrangement, Storm shall not, and shall not permit any of its subsidiaries (including ExploreCo) to, directly or indirectly do, or permit to occur, any of the following:

(i)                                   amend its constating documents;

(ii)                                declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding securities;

(iii)                             issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Storm Common Shares or other securities of Storm or any of its subsidiaries (other than to Storm or any of its subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Storm Common Shares (other than the issuance of Storm Common Shares pursuant to the exercise of Storm Options outstanding on the date hereof in accordance with their terms);

(iv)                            redeem, purchase or otherwise acquire any of the outstanding Storm Common Shares or other securities other than the purchase for cancellation of “out-of-the-money” Storm Options for an amount of not more than $0.01 per Storm Option;

(v)                               amend the terms of any of its securities, including the Storm Options, other than to accelerate the vesting of any unvested Storm Options;

(vi)                            split, combine or reclassify any of the Storm Common Shares;

(vii)                         adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Storm or any of its subsidiaries (including ExploreCo); or

(viii)                      enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(g)                                 except as contemplated by this Agreement or the Arrangement, Storm shall not, and shall not permit any of its subsidiaries (including ExploreCo) to, directly or indirectly, do or permit to occur any of the following:

(i)                                   sell, pledge, lease, exclusively license, transfer, dispose of or encumber any assets, having an individual value in excess of $50,000 or $100,000 in the aggregate other than pursuant to the Surmont\McMurray Transaction and other than production in the ordinary course of Storm’s business consistent with past practice;

(ii)                                except as contemplated by the ExploreCo Asset Budget, expend or commit to expend more than $50,000 or $100,000 in the aggregate with respect to any capital expenditures in respect of the ExploreCo Assets and except as contemplated by Storm’s budget in respect of Storm’s assets other than the ExploreCo Assets as disclosed in the Disclosure Letter, expend or commit to expend more than $50,000 or $100,000 in the aggregate with respect to any capital expenditures;

(iii)                             expend or commit to expend any amounts in the aggregate with respect to any operating expenses except to the extent such expenses are in the ordinary course of Storm’s business consistent with past practice;

(iv)                            reorganize, amalgamate, merge or otherwise combine Storm or any of its subsidiaries with any other Person;

(v)                               acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a subsidiary or affiliate of Storm as of the date hereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer;

(vi)                            except as contemplated by the ExploreCo Asset Budget, acquire any assets;

(vii)                         incur, extend, renew or replace any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or Person, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business consistent with past practice or that are disclosed in the Disclosure Letter;

(viii)                      pay, settle, discharge or satisfy any material claims, liabilities, litigation, lawsuits, arbitrations, proceedings or obligations other than as reflected or reserved against in the Storm Financial Statements or otherwise in the ordinary course of business consistent with past practice;

(ix)                              authorize, recommend or propose any release or relinquishment of any right under any material contract;

(x)                                 waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing license, lease, contract, production sharing agreement, government land concession or other material document;

(xi)                              enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(xii)                           enter into any agreements for the sale of production having a term of more than thirty (30) days;

(xiii)                        enter into any material consulting contract or operating agreement that (A) cannot be terminated on thirty (30) days or less notice without penalty or (B) alone, or in the aggregate with any other consulting contract or operating agreements, would create an obligation in excess of $25,000;

(xiv)                       enter into any contracts or transactions with any officer or director of Storm or its subsidiaries; or

(xv)                          authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(h)                                 Storm shall not, and shall cause each of its subsidiaries (including ExploreCo) to not, make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof and is disclosed in the Disclosure Letter and except for Storm Change of Control Payments;

(i)                                     Storm shall not, and shall cause each of its subsidiaries (including ExploreCo) to not:

(i)                                   grant any officer, director or employee or consultant an increase in compensation in any form except as described in Section 3.3(h) above;

(ii)                                grant any general salary increase;

(iii)                             take any action with respect to the amendment or grant of any “change of control”, severance or termination pay policies or arrangements for any directors, officers or employees;

(iv)                            amend (other than to permit accelerated vesting of currently outstanding Storm Options) any incentive plan or the terms of any outstanding rights thereunder; nor

(v)                               advance any loan to any officer, director or any other party not at arm’s length to Storm and its subsidiaries;

(j)                                     except so as to permit the acceleration of the vesting and exercise of Storm Options pursuant to the Storm Option Plan in connection with this Agreement, and except for arrangements in respect of and for the account of ExploreCo which are conditional on the completion of the Arrangement, neither Storm nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, common share, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder), agreement, common share incentive or purchase plan, fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements and except as described in Section 3.3(i) above;

(k)                                  Storm shall not make any amendment to outstanding Storm Options without the prior written consent of ARC other than as may be required to accommodate the treatment of Storm Options as contemplated by Section 2.6;

(l)                                     Storm and each of its subsidiaries shall withhold from any payment made to any of its present or former employees, officers or directors in respect of any payments contemplated by this Agreement all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions;

(m)                               Storm shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies for Storm and any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to ARC providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Storm or its subsidiaries, will pay all premiums in respect of such insurance policies that become due after the date hereof;

(n)                                 Storm shall receive and deliver to ARC resignations and releases, in form satisfactory to ARC and Storm, each acting reasonably, from all of the directors and officers of Storm (effective as of the Effective Time) and from all of the directors and officers of Storm’s subsidiaries other than ExploreCo (effective as of the Effective Time);

(o)                                 Storm and ExploreCo shall not take any action, refrain from taking any action, or permit any action to be taken that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(p)                                 Storm shall promptly notify ARC in writing of any Material Adverse Change with respect to Storm or of any change in any representation or warranty provided by Storm or ExploreCo in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Storm shall in good faith discuss with ARC any such change in circumstances (actual, anticipated, contemplated, or to the knowledge of Storm, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to ARC pursuant to this provision;

(q)                                 Storm shall promptly advise ARC in writing of any material breach by Storm or ExploreCo of any covenant, obligation or agreement contained in this Agreement;

(r)                                    Storm shall ensure that it has available funds to permit the payment of the ARC Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(s)                                  Storm and ExploreCo shall use its reasonable commercial efforts to obtain and maintain the Third Party Approvals applicable to either of them and provide the same to ARC and ARC Resources on or prior to the Effective Date;

(t)                                    Storm and ExploreCo will provide ARC and ARC Resources with all information and documentation reasonably requested in connection with obtaining the Third Party Approvals applicable to them;

(u)                                 Subject to compliance by ARC with subsection 3.1(e), Storm shall ensure that the Information Circular complies with Applicable Laws and, without limiting the generality of the foregoing, that the Information Circular will not contain a Misrepresentation and provides Storm Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the ARC Information in the form approved by ARC and the Storm Information and ExploreCo Information in the form approved by Storm and shall include, without limitation:

(i)                                   any financial statements in respect of prior acquisitions made by Storm or that are otherwise required to be included therein in accordance with Applicable Laws, including, without limitation, in connection with the transfer of the ExploreCo Assets to ExploreCo;

(ii)                                the unanimous determination of the Storm Board of Directors that the Arrangement is fair to Storm Shareholders and is in the best interests of Storm and Storm Shareholders, and include the unanimous recommendation of the Storm Board of Directors that the Storm Shareholders vote in favour of the Arrangement Resolution; provided that, notwithstanding the covenants of Storm in this subsection, prior to the completion of the Arrangement, the Storm Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the Storm Board of Directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Storm Board of Directors and, if applicable, provided the Storm Board of Directors shall have complied with the provisions of Sections 3.5 and 6.1; and

(iii)                             the fairness opinions of Storm’s financial advisor that the consideration in respect of the Arrangement is fair, from a financial point of view, to Storm Shareholders;

(v)                                 ARC and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Information Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by ARC and its counsel, provided that all ARC Information included in the Information Circular shall be in form and content satisfactory to ARC, acting reasonably;

(w)                               Storm shall provide notice to ARC of the Storm Meeting and allow ARC’s representatives and legal counsel to attend such Storm Meeting;

(x)                                   Storm shall indemnify and save harmless ARC, its affiliates and subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which ARC, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which ARC, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                   any Misrepresentation or alleged Misrepresentation in the Storm Information included in the Information Circular or in any material field by Storm in compliance or intended compliance with any Applicable Laws;

(ii)                                any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Storm Information included in the Information Circular or in any material filed by or on behalf of Storm in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Storm Common Shares; and

(iii)                             Storm not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Storm shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation of a material fact based solely on the ARC Information included in the Information Circular, the negligence of ARC or the non-compliance by ARC with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(y)                                 ExploreCo shall indemnify and save harmless ARC, its affiliates and subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which ARC, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which ARC, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                   any Misrepresentation or alleged Misrepresentation in the ExploreCo Information included in the Information Circular or in any material filed by ExploreCo in compliance or intended compliance with any Applicable Laws;

(ii)                                any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the ExploreCo Information included in the Information Circular or in any material filed by or on behalf of ExploreCo in compliance or intended compliance with Applicable Canadian Securities Laws; and

(iii)                             ExploreCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that ExploreCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation of a material fact based solely on the ARC Information included in the Information Circular, the negligence of ARC or the non-compliance by ARC with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(z)                                   except for proxies and other non-substantive communications with securityholders, Storm will furnish promptly to ARC or ARC’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Storm and ExploreCo in connection with: (i) the Arrangement; (ii) the Storm Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(aa)                            management of Storm shall solicit proxies to be voted at the Storm Meeting in favour of matters to be considered at the Storm Meeting, including the Arrangement Resolution, but shall not be required to hire a proxy solicitation agent;

(bb)                          Storm shall conduct the Storm Meeting in accordance with the by-laws of Storm, the CBCA, Applicable Canadian Securities Laws and any instrument governing the Storm Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(cc)                            Storm and ExploreCo will take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(dd)                          Storm shall promptly advise ARC of the number of Storm Common Shares for which Storm receives notices of dissent or written objections to the Arrangement and provide ARC with copies of such notices and written objections, and subject to Applicable Laws, shall provide ARC with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Storm to any Storm Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by ARC and its counsel prior to sending any such written communications. Storm shall not settle any claims with respect to Dissent Rights without the prior written consent of ARC (which consent may be withheld in ARC’s sole and absolute discretion);

(ee)                            Storm shall:

(i)                                   duly and on a timely basis file all Tax Returns required to be filed by it and its subsidiaries on or after the date hereof and on or prior to the Effective Date and all such Tax Returns will be true, complete and correct in all material respects;

(ii)                                timely pay all Taxes shown on such Tax Returns;

(iii)                             not make or rescind any material express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice;

(iv)                            not make a request for a Tax ruling or enter into a closing agreement with any Governmental Authority;

(v)                               not settle any claim, action, suit, litigation, proceedings, arbitration, investigation, audit or controversy relating to a material amount of Taxes;

(vi)                              not make any changes in financial or Tax accounting methods, principles, policies or practices, except as required by GAAP or under Applicable Laws; and

(vii)                           properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with GAAP, for all Taxes accruing in respect of Storm and its subsidiaries which are not due or payable prior to the Effective Date;

(ff)                                the Storm Group shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation;

(gg)                          Storm shall take reasonable commercial actions to ensure that the representations and warranties in respect of the ExploreCo Asset Budget, Storm Net Debt, Storm Transaction Costs and Storm Tax Pools, are true and correct at the Effective Date;

(hh)                          ExploreCo shall be responsible for preparing for review and approval by ARC, acting reasonably, all filing obligations respecting flow-through expenditures incurred and to be renounced during the 2010 taxation year and ARC agrees, acting reasonably, to attend to all required filings in respect of such flow-through expenditures;

(ii)                                  Storm shall, and shall cause each of its subsidiaries to, cooperate with ARC to permit ARC to comply with Section 3.2(b);

(jj)                                  provided that it has been provided funds by ARC to do so, Storm shall repay the amount outstanding under the Storm Credit Facility; and

(kk)                            Storm shall use commercial reasonable efforts to obtain, prior to the Mailing Date, written agreements of each holder of Storm Options to either exercise or terminate their Storm Options as contemplated by Section 2.6(a).

3.4                                                                               Mutual Covenants Regarding the Arrangement

From the date of this Agreement until the Effective Date or termination of this Agreement, each of ARC and Storm will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)                                  to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(b)                                 to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;

(c)                                  to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(d)                                 to reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement.

Each of ARC and Storm will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of ARC and Storm, subject in all cases to the Confidentiality Agreement.

3.5                                                                               Covenants Regarding Non-Solicitation

(a)                                  Storm shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), with any parties (other than ARC) conducted before the date of this Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal. Storm shall not modify or release any third party from any existing confidentiality agreement (including, for greater certainty, any existing standstill provisions). Storm shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so and exercise all rights it has to require the return or destruction of all confidential information provided to any third parties who have entered into a confidentiality agreement with Storm relating to an Acquisition Proposal and shall request (and exercise all rights to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Storm and shall use all reasonable commercial efforts to ensure that such requests are honoured. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 3.5(a) by Storm or its officers, directors, employees, representatives and agents shall be deemed to be a breach of this Section 3.5(a) by Storm.

(b)                                 Storm shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)                                     solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement in respect thereto;

provided, however, that notwithstanding any other provision hereof, Storm and its officers, directors and advisers may prior to the Storm Meeting:

(v)                                 enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Storm or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations with Storm that does not result from a breach of this Section 3.5 and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to ARC as set out below), may furnish to such third party information concerning Storm and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal which is a Superior Proposal; and

(B)                                prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Storm provides prompt notice to ARC to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and, if not previously provided to ARC, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Storm shall notify ARC orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to ARC, copies of all information provided to such party and all other information reasonably requested by ARC), within 24 hours of the receipt thereof, shall keep ARC informed of the status and details of any such inquiry, offer or proposal and answer ARC’s questions with respect thereto; and

(vi)                              accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Storm Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.5(d) and after receiving the advice of outside counsel as reflected in minutes of the Storm Board of Directors, that the taking of such action is necessary for the Storm Board of Directors in discharge of its fiduciary duties under applicable laws and Storm complies with its obligations set forth in Section 3.5(d) and terminates this Agreement in accordance with Section 9.1(a)(iv) and concurrently therewith pays the ARC Termination Fee to ARC.

(c)                                  Storm shall promptly (and in any event within 24 hours) notify ARC (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Storm, its subsidiaries or assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request. Storm shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as ARC may reasonably request. Storm shall keep ARC promptly and fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all inquiries by ARC with respect thereto, and shall provide ARC copies of all material correspondence and other written material sent to or provided to Storm by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Storm to any Person in connection with such inquiry, proposal, offer or request.

(d)                                 Storm shall give ARC, orally and in writing, at least two (2) Business Days advance notice of any decision by the Storm Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, shall set out the Storm’s Board reasonable determination of the financial value of the consideration offered by such third party to Storm Shareholders under such Superior Proposal, which notice shall confirm that the Storm Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and provide a copy thereof and any amendments thereto. During the two (2) Business Day period commencing on the delivery of such notice, Storm agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such two (2) Business Day period Storm shall, and shall cause its financial and legal advisors to, negotiate in good faith with ARC and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable ARC to proceed with the Arrangement as amended rather than the Superior Proposal. In the event ARC proposes to amend this Agreement and the Arrangement such that the Superior Proposal ceases to be a Superior Proposal and so advises the Storm Board prior to the expiry of such two (2) Business Day period, the Storm Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal, shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(e)                                  Storm shall reaffirm its recommendation of the Arrangement by press release promptly and in any event within five Business Days of any written request to do so by ARC (or, in the event that the Storm Meeting to approve the Arrangement is scheduled to occur within such five Business Day period, prior to the scheduled date of such meeting) in the event that (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.5(d) which results in any Acquisition Proposal not being a Superior Proposal.

(f)                                    ARC agrees that all information that may be provided to it by Storm with respect to any Acquisition Proposal pursuant to this Section 3.5 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)                                 Storm and ARC shall each ensure that their respective officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.5 and shall be responsible for any breach of this Section 3.5 by any of them.

(h)                                 Nothing in this agreement shall prevent the Storm Board of Directors from complying with Section 2.17 of Multilateral Instrument 62-104 and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars in respect of an Acquisition Proposal that is not a Superior Proposal but only following Storm’s compliance with Section 3.5(d).

3.6                                                                               Provision of Information; Access

Until the Effective Date or termination of this Agreement, Storm shall provide ARC and its representatives access, during normal business hours and at such other time or times as ARC may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish to ARC all information concerning its business, properties and personnel as ARC may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit ARC to be in a position to expeditiously and efficiently integrate the business and operations of Storm immediately upon but not prior to the Effective Date. Without limitation, Storm agrees to keep ARC fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Storm. Storm shall confer with and obtain ARC’s approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to all operational matters involved in its business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1                                                                               Representations and Warranties of ARC

ARC represents and warrants to and in favour of Storm and acknowledges that Storm is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  Organization and Qualification. Each member of the ARC Group has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the ARC Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on ARC.

(b)                                 Authority Relative to this Agreement. Each of ARC and ARC Resources has the requisite trust or corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by ARC and ARC Resources of the transactions contemplated by the Arrangement have been duly authorized by the ARC Board of Directors and, subject to obtaining the Final Order, no other proceedings on the part of ARC or ARC Resources are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by ARC and ARC Resources and constitutes a legal, valid and binding obligation of each of ARC and ARC Resources enforceable against each of ARC and ARC Resources in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                  No Violations. Except as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by ARC or ARC Resources nor the consummation of the transactions contemplated by the Arrangement nor compliance by the ARC Parties with any of the provisions hereof will:

(A)                              violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the ARC Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) as applicable, the trust indenture or the certificate of incorporation, articles or by-laws of either ARC Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an ARC Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an ARC Party is bound; or

(B)                                subject to compliance with applicable statutes and regulations and stock exchange rules, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the ARC Parties or any of their properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate significantly impede the ability of the ARC Parties to consummate the transactions contemplated by the Arrangement); or

(C)                                cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on ARC; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws in relation to completion of the Arrangement or which are required to be fulfilled post Arrangement: (A) there is no legal impediment to the ARC Parties’ consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the ARC Parties in connection with the consummation of the

Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate have a Material Adverse Effect on ARC, or significantly impede the ability of the ARC Parties to consummate the Arrangement.

(d)                                 ARC Trust Units. The ARC Trust Units to be issued pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as fully paid and non-assessable trust units of ARC.

(e)                                  ARC Exchangeable Shares. The ARC Exchangeable Shares to be issued pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as fully paid and non assessable shares of ARC Resources.

(f)                                    Litigation. There are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of ARC, threatened, affecting or that would reasonably be expected to affect the ARC Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the ARC Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to ARC or would significantly impede the ability of the ARC Parties to consummate the Arrangement.

(g)                                 Taxes, etc.

(i)                                     All Tax Returns required to be filed by or on behalf of any members of the ARC Group for periods ended on and prior to the date of this Agreement have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the ARC Group with respect to items or periods covered by such Tax Returns.

(ii)                                  Each member of the ARC Group has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, ARC has established adequate accruals in conformity with GAAP in the ARC Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. ARC has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return.

(iii)                               No material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of ARC or any of its subsidiaries that have not yet been settled.

(iv)                              No member of the ARC Group is a party to any tax sharing, tax indemnity or tax allocation agreement or arrangement and no member of the ARC Group has or could have any material liabilities or obligations in respect of Taxes under any such tax sharing, tax indemnity or tax allocation agreement. No material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement or as a result of this transaction.

(v)                                 No member of the ARC Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of ARC, has such an event been asserted in writing by any Governmental Authority or threatened against ARC or its subsidiaries or any of their respective assets that would have, individually or in the aggregate, a Material Adverse Effect on ARC. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of ARC or its subsidiaries. No audit by Taxing Authorities of ARC or its subsidiaries of a material nature is in process or to the knowledge of ARC, pending.

(h)                                 Reporting Issuer Status. ARC is a “reporting issuer” in each province of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the ARC Trust Units are listed and posted for trading on the TSX. ARC is not in default of any material requirements of any Canadian securities laws applicable in such jurisdictions or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the ARC Trust Units is pending or, to the knowledge of ARC, threatened. The documents comprising the ARC Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any Misrepresentation. ARC has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by ARC with the Securities Authorities since becoming a “reporting issuer”. ARC has not filed any confidential material change report that, at the date hereof, remains confidential.

(i)                                     Capitalization of ARC. As of the date hereof, the authorized capital of ARC consists of 650,000,000 Trust Units. As of the date hereof, there are 250,912,887 ARC Trust Units issued and outstanding and other than 865,901 Series A exchangeable shares of ARC Resources which are outstanding as of the date hereof and other than pursuant to ARC’s distribution reinvestment plan, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by ARC of any securities of ARC (including ARC Trust Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of ARC (including ARC Trust Units). All outstanding ARC Trust Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all ARC Trust Units issuable pursuant to the terms and conditions of the Series A exchangeable shares of ARC Resources in accordance with the terms of such shares will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the ARC Trust Units and the Series A exchangeable shares of ARC Resources, there are no securities of ARC or ARC Resources which have the right to vote generally with the holders of ARC Trust Units on any matter.

(j)                                     Capitalization of ARC Resources. As of the date hereof, the authorized capital of ARC consists of an unlimited number of common shares, an unlimited number of exchangeable shares issuable in series and unlimited number of second preferred shares. As of the date hereof, there are 1,000,131 common shares and 865,901 Series A exchangeable shares issued and outstanding and there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by ARC Resources of any securities of ARC Resources or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of ARC Resources. All outstanding common shares of ARC Resources and Series A exchangeable shares of ARC Resources have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(k)                                  No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the ARC Trust Units or any other securities of ARC or ARC Resources has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of ARC, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(l)                                     Reports. As of their respective dates: (i) the ARC Financial Statements; (ii) ARC’s statement of oil and gas reserves data and other oil and gas information dated February 22, 2010 (the “GLJ Report”) filed pursuant to National Instrument 51-101; (iii) ARC’s information circular dated March 23, 2010; and (iv) all ARC press releases, material change reports and business acquisition reports filed with the Securities Authorities since December 31, 2009; did not contain any Misrepresentation and complied in all material respects with all Applicable Laws. The ARC Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of ARC’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of ARC on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in ARC accounting policies, except as described in the notes to the ARC Financial Statements, since December 31, 2009.

(m)                               Absence of Certain Changes or Events. Except as disclosed in the ARC Public Record and expect for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2009:

(i)                                     ARC has conducted its business only in the ordinary course of business substantially consistent with past practice;

(ii)                                  no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to ARC has been incurred other than in the ordinary course of business;

(iii)                               there has been no Material Adverse Change in respect of ARC; and

(iv)                              neither ARC nor any member of the ARC Group, and to the knowledge of ARC, any director, officer, employee or auditor of ARC or any member of the ARC Group, has received or otherwise had or obtained knowledge of any fraud or material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of ARC or any member of the ARC Group or their respective internal accounting controls.

(n)                                 Registration, Exemption Orders, Licenses, etc. To the knowledge of ARC, ARC and each member of the ARC Group has obtained and is in compliance with Governmental Authorizations, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ARC. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ARC. No proceedings are pending or, to the knowledge of ARC, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ARC.

(o)                                 Compliance with Laws. The operations and business of each member of the ARC Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ARC or would significantly impact the ability of the ARC Parties to consummate the Arrangement, and ARC has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on ARC or would significantly impact the ability of the ARC Parties to consummate the Arrangement.

(p)                                 Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the ARC Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on ARC.

(q)                                 Non-Arm’s Length Transactions. There are no material Contracts or other transactions currently in place between any member of the ARC Group, on the one hand, and (i) any officer or director of a member of ARC, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of ARC or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand.

(r)                                    GLJ Report. ARC has made available to Gilbert Laustsen Jung Associates Ltd. (“GLJ”), prior to the issuance of GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, ARC has no knowledge of a material adverse change in any production, reserves or other relevant information provided to GLJ since the date that such information was provided. ARC believes that the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as of its effective date based upon information available at the time such reserves information was prepared, and ARC believes that, at the date of such report, such report did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom.

(s)                                  Absence of Undisclosed Liabilities. None of ARC or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the ARC Financial Statements (for the purposes of this Section, the “ARC Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the ARC Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the ARC Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(t)                                    Absence of undisclosed changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of ARC on a consolidated basis from the position set forth in the Financial Statements (other than as have been disclosed in the ARC Public Record) and ARC has not incurred or suffered a Material Adverse Change since December 31, 2009 and since that date there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of ARC (taken as a whole) which have not been disclosed in the ARC Public Record.

(u)                                 No Defaults. Neither ARC nor any member of the ARC Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, be material to ARC. Neither ARC nor any member of the ARC Group is in violation of any Applicable Laws which violation could be material to ARC.

(v)                                 Pre-emptive Rights. ARC does not have any knowledge of any outstanding rights of first refusal or other pre emptive rights of purchase which entitle any person to acquire any of the rights, title, interests, property, licenses or assets of ARC or any member of the ARC Group that will be triggered or accelerated by the Arrangement, which would have a Material Adverse Effect on ARC.

(w)                               Environmental.

Except to the extent that violations or other matters referred to in this subparagraph do not have a Material Adverse Effect on ARC:

(i)                                     ARC and the ARC Group are not in violation of any applicable Environmental Laws;

(ii)                                  ARC and each member of the ARC Group have operated its business at all times and have received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)                               there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by ARC or any member of the ARC Group, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by ARC or any member of the ARC Group, that have not been fully remediated;

(iv)                              no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of ARC or any member of the ARC Group which ARC or any member of the ARC Group has notice;

(v)                                 neither ARC nor any member of the ARC Group has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)                              ARC and each member of the ARC Group hold all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and ARC and the ARC Group have not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)                           there are no pending or, to the knowledge of ARC, threatened claims, liens or encumbrances resulting from Environmental Laws with respect to any of the properties of ARC or any member of the ARC Group currently or formerly owned, leased, operated or otherwise used; and

(viii)                        neither ARC nor any member of the ARC Group has assumed or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(x)                                   Insurance. Policies of insurance that are in force as of the date hereof naming any member of the ARC Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the ARC Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect such member of the ARC Group’s interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)                                 Board Approval. The ARC Board of Directors has unanimously endorsed the Arrangement and approved this Agreement.

(z)                                   Distributions. With the exception of the distribution payable on June 15, 2010 to unitholders of ARC of record on May 31, 2010, all distributions previously declared by ARC to be payable to ARC’s unitholders have been paid in full in accordance with such declarations.

4.2                                                                               Representations and Warranties of Storm

Storm represents and warrants to and in favour of the ARC Parties and acknowledges that the ARC Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the consummation of the Arrangement:

(a)                                  Organization and Qualification. Each member of the Storm Group has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the Storm Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Storm. Copies of the constating documents of each member of the Storm Group provided to ARC, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)                                 Authority Relative to this Agreement. Each of Storm and ExploreCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Storm and ExploreCo of the transactions contemplated by the Arrangement has been duly authorized by the Storm Board of Directors and the ExploreCo Board of Directors and, subject to the requisite approval of the Storm Shareholders and the obtaining of the Final Order, no other proceedings on the part of Storm and ExploreCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Storm and ExploreCo and constitutes a legal, valid and binding obligation of each of Storm and ExploreCo enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)                                  Subsidiaries. Except for those subsidiaries which are incorporated for the purposes of the Arrangement, Storm has no subsidiaries, other than Storm Production Partnership, 1318640 Alberta Ltd. and ExploreCo (collectively, with Storm, the “Storm Group”) and Storm owns, directly or indirectly, 100% of the outstanding securities of each of such subsidiaries. All of the outstanding shares and all other ownership interests in the subsidiaries of Storm are duly authorized, validly issued and, except as set forth in the Disclosure Letter, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Storm, are owned by Storm free and clear of all Encumbrances, except pursuant to restrictions on transfer contained in the articles of such subsidiary. There are no rights of first refusal and similar rights restricting transfer of the Storm Common Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and there are no outstanding contractual or other obligations of any member of the Storm Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them.

(d)                                 No Violations. Except as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Storm and ExploreCo nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Storm Parties with any of the provisions hereof will:

(A)                              violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Storm Group or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of either Storm Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust agreement, lien, contract or other instrument or obligation to which a member of the Storm Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a member of the Storm Group is bound; or

(B)                                subject to compliance with applicable statutes and regulations and stock exchange rules, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Storm Group or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Storm, or significantly impede the ability of the Storm Parties to consummate the transactions contemplated by the Arrangement); or

(C)                                cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on ARC; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approval of Storm Shareholders and the obtaining of the Final Order:

(A)                              there is no legal impediment to the Storm Parties’ consummation of the Arrangement; and

(B)                                no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Storm Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Storm, or significantly impede the ability of the Storm Parties to consummate the Arrangement.

(e)                                  Litigation. Other than as disclosed in the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Storm, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Storm Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the Storm Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Storm, or would significantly impede the ability of the Storm Parties to consummate the Arrangement.

(f)                                    Taxes, etc.

(i)                                     all Tax Returns required to be filed by or on behalf of any members of the Storm Group for periods ended on and prior to the date of this Agreement have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Storm Group with respect to items or periods covered by such Tax Returns;

(ii)                                  each member of the Storm Group has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Storm has established adequate accruals in conformity with GAAP in the Storm Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Storm has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)                               Storm has made available to ARC true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any member of the Storm Group or on behalf of any member of the Storm Group relating to the Taxes for any taxable period beginning with the taxation year ended October 31 2004; and (B) any material Tax Returns for each member of the Storm Group for the taxable periods beginning with the taxation year ended October 31, 2004;

(iv)                              no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Storm or any of its subsidiaries that have not yet been settled;

(v)                                 no member of the Storm Group is a party to any tax sharing, tax indemnity or tax allocation agreement or arrangement and no member of the Storm Group has or could have any material liabilities or obligations in respect of Taxes under any such tax sharing, tax indemnity or tax allocation agreement. No material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement or as a result of this transaction; and

(vi)                              other than as disclosed in the Disclosure Letter, no member of the Storm Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Storm, has such an event been asserted in writing by any Governmental Authority or threatened against Storm or its subsidiaries or any of their respective assets that would have, individually or in the aggregate, a Material Adverse Effect on Storm. Other than as disclosed in the Disclosure Letter, no waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Storm or its subsidiaries. Other than as disclosed in the Disclosure Letter, no audit by Taxing Authorities of Storm or its subsidiaries is in process or to the knowledge of Storm, pending.

(g)                                 ITA Residency. Each member of the Storm Group is not a non-resident for the purposes of the ITA.

(h)                                 Reporting Issuer Status. Storm is a “reporting issuer” in each province of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the common voting shares of Storm are listed and posted for trading on the TSX. Storm is not in default of any material requirements of any Canadian securities laws applicable in such jurisdictions or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Storm Common Shares is pending or, to the knowledge of Storm, threatened. The documents comprising the Storm Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. Storm has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Storm with the Securities Authorities since becoming a “reporting issuer”. Storm has not filed any confidential material change report that, at the date hereof, remains confidential.

(i)                                     Capitalization. As of the date hereof, the authorized capital of Storm consists of an unlimited number of common voting shares; an unlimited number of common non-voting shares; an unlimited number of Class “B” common non-voting shares; an unlimited number of Class I preferred shares, issuable in series; an unlimited number of Class II preferred shares, issuable in series; and an unlimited number of Class III preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 45,795,540 common voting shares and 1,275,000 common non-voting shares and no other shares are issued and outstanding. Other than Storm Options to acquire up to 2,834,175 common voting shares, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Storm of any securities of Storm (including Storm Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Storm (including Storm Common Shares). All outstanding Storm Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Storm Common Shares issuable upon the exercise of Storm Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Storm Common Shares, there are no securities of any member of Storm Group outstanding which have the right to vote generally (or except for the Storm Options are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Storm Shareholders on any matter.

(j)                                     Equity Monetization Plans. Other than the Storm Options, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Storm and which are based upon the revenue, value, income or any other attribute of any member of the Storm Group.

(k)                                  No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Storm Common Shares or any other securities of Storm or ExploreCo has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Storm, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(l)                                     Reports. As of their respective dates: (i) the Storm Financial Statements; (ii) Storm’s statement of oil and gas reserves data and other oil and gas information dated February 5, 2010 (the “Paddock Lindstrom Report”) filed pursuant to National Instrument 51-101; (iii) Storm’s information circular dated March 29, 2010; and (iv) all Storm press releases, material change reports and business acquisition reports filed with the Securities Authorities since December 31, 2009; did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading in any material respect and complied in all material respects with all Applicable Laws. The Storm Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Storm’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Storm on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Storm accounting policies, except as described in the notes to the Storm Financial Statements, since December 31, 2009.

(m)                               Books and Records. The financial books, records and accounts of each member of the Storm Group, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Storm Group and (iii) accurately and fairly reflect the basis for the Storm Financial Statements. The corporate records and minute books of each member of the Storm Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to ARC.

(n)                                 Absence of Certain Changes or Events. Except as set out in the Disclosure Letter and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2009:

(i)                                     Storm has conducted its business only in the ordinary course of business substantially consistent with past practice;

(ii)                                  no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Storm has been incurred other than in the ordinary course of business;

(iii)                               there has been no Material Adverse Change in respect of Storm; and

(iv)                              neither Storm nor any member of the Storm Group, and to the knowledge of Storm, any director, officer, employee or auditor of Storm or any member of the Storm Group, has received or otherwise had or obtained knowledge of any fraud or material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of Storm or any member of the Storm Group or their respective internal accounting controls.

(o)                                 Registration, Exemption Orders, Licenses, etc. To the knowledge of Storm, Storm and each member of the Storm Group has obtained and is in compliance with all Governmental Authorizations, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Storm. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Storm. No proceedings are pending or, to the knowledge of Storm, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Storm.

(p)                                 Compliance with Laws. The operations and business of each member of the Storm Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Storm or would significantly impact the ability of the Storm Parties to consummate the Arrangement, and Storm has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Storm or would significantly impact the ability of the Storm Parties to consummate the Arrangement.

(q)                                 Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Storm Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Storm.

(r)                                    Non-Arm’s Length Transactions. There are no material Contracts or other transactions currently in place between any member of the Storm Group, on the one hand, and (i) any officer or director of a member of Storm, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Storm or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand.

(s)                                  Title. Although it does not warrant title, Storm has no reason to believe that Storm or its subsidiaries, other than ExploreCo for which no representation and warranty is given, does not have title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this Section, the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Storm Group (other than ExploreCo) except as disclosed in the Storm Public Record, any governmental registry or those arising in the ordinary course of business (including encumbrances ordinarily considered to be “permitted encumbrances” in connection with oil and gas transactions in Western Canada, but not including any gross overriding royalties which are not disclosed in the Disclosure Letter and including those related to bank financings) and that, to the best of its knowledge, information and belief, Storm holds the Interests under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, individually or in the aggregate, not have a Material Adverse Effect on Storm.

(t)                                    Paddock Lindstrom Report. Storm has made available to Paddock Lindstrom & Associates Ltd. (“Paddock Lindstrom”), prior to the issuance of the Paddock Lindstrom Report, for the purpose of preparing the Paddock Lindstrom Report, all information requested by Paddock Lindstrom, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, Storm has no knowledge of a material adverse change in any production, reserves or other relevant information provided to Paddock Lindstrom since the date that such information was provided. Storm believes that the Paddock Lindstrom Report reasonably presents the quantity and pretax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as of its effective date based upon information available at the time such reserves information was prepared, and Storm believes that, at the date of such report, such report did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom.

(u)                                 Absence of Undisclosed Liabilities. None of Storm or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Storm Financial Statements (for the purposes of this Section, the “Storm Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Storm Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the Storm Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(v)                                 Absence of undisclosed changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Storm on a consolidated basis from the position set forth in the Financial Statements (other than as have been disclosed in the Storm Public Record) and Storm has not incurred or suffered a Material Adverse Change since December 31, 2009 and since that date there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of the operations of Storm (taken as a whole) which have not been disclosed in the Storm Public Record.

(w)                               No Defaults. Neither Storm nor any member of the Storm Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, be material to Storm. Neither Storm nor any member of the Storm Group is in violation of any Applicable Laws which violation could be material to Storm.

(x)                                   Pre-emptive Rights. Storm does not have any knowledge of any outstanding rights of first refusal or other pre emptive rights of purchase which entitle any person to acquire any of the rights, title, interests, property, licenses or assets of Storm or any member of the Storm Group that will be triggered or accelerated by the Arrangement, which would have a Material Adverse Effect on Storm.

(y)                                 Environmental.

Except to the extent that violations or other matters referred to in this subparagraph do not have a Material Adverse Effect on Storm:

(i)                                     Storm and the Storm Group are not in violation of any applicable Environmental Laws;

(ii)                                  Storm and each member of the Storm Group have operated its business at all times and have received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)                               there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Storm or any member of the Storm Group, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Storm or any member of the Storm Group, that have not been fully remediated;

(iv)                              no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Storm or any member of the Storm Group which Storm or any member of the Storm Group has notice;

(v)                                 neither Storm nor any member of the Storm Group has failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)                              Storm and each member of the Storm Group hold all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Storm and the Storm Group have not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(vii)                           there are no pending or, to the knowledge of Storm, threatened claims, liens or encumbrances resulting from Environmental Laws with respect to any of the properties of Storm or any member of the Storm Group currently or formerly owned, leased, operated or otherwise used; and

(viii)                        neither Storm nor any member of the Storm Group has assumed or retained by contract or operation of law any losses, expenses, claims, damages or liabilities of any third-party pursuant to applicable Environmental Laws.

(z)                                   Material Contracts. Other than as disclosed in the Disclosure Letter and other than contracts and agreements related exclusively to the ExploreCo Assets, there are no material contracts or agreements to which Storm or any member of the Storm Group is a party or by which any one of them is bound and each of such contract and agreement constitutes a legally valid and binding agreement of Storm or a member of the Storm Group, as applicable, enforceable in accordance with their respective terms and, to the knowledge of Storm, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such contract or agreement which is material to the business of Storm (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to be material to the business of Storm.

(aa)                            Employee Benefit Plans. Storm has made available to ARC (and has disclosed in the Disclosure Letter) true, complete and correct copies of each employee benefits plan (collectively, the “Storm Plans”) covering active, former or retired employees of each member of the Storm Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)                                     each Storm Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii)                                  all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with terms thereof;

(iii)                               each Storm Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Storm, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)                              to the knowledge of Storm, there are no pending or anticipated material claims against or otherwise involving any of the Storm Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Storm Plan activities) has been brought against or with respect to any Storm Plan;

(v)                                 all material contributions, reserves or premium payments required to be made to the Storm Plans have been made or provided for; and

(vi)                              no member of the Storm Group has any material obligations for retiree health and life benefits under any Storm Plan.

(bb)                          Employees.

(i)                                     The Disclosure Letter contains a complete list of all employees of Storm and the Storm Group, including the current salary and start date of each employee.

(ii)                                  No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Storm or the Storm Group by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Storm or the Storm Group declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of Storm, neither Storm nor any member of the Storm Group has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Storm, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Storm or the Storm Group that could reasonably be expected to materially affect the value of Storm or lead to a material and continuing interruption of operations of Storm or any member of the Storm Group at any location. Neither Storm nor any member of the Storm Group has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Storm or any member of the Storm Group to the group termination or lay-off requirements of the Applicable Laws.

(iii)                               Neither Storm nor any member of the Storm Group has recognized any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by Storm or any member of the Storm Group for the purpose of consummating the transactions contemplated by this Agreement.

(cc)                            Employment Agreements.

Except as set forth in the Disclosure Letter:

(i)                                     neither Storm nor any member of the Storm Group is a party to any written contracts of employment which may not be terminated, in the case of persons resident in Canada, on one month’s notice or, in the case of persons not resident in Canada, on three month’s notice, which provide for payments occurring on a change of control of Storm; and

(ii)                                  except as otherwise permitted by this Agreement, Storm and the Storm Group will not become a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Law, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof.

(dd)                          Brokers and Finders. The Storm Parties have not retained nor will they retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained as Storm’s financial advisors in connection with certain matters including the transactions contemplated hereby. Storm has made available to the ARC Parties a true and complete copy of its agreement with FirstEnergy Capital Corp.

(ee)                            Employment and Officer Obligations. Other than as disclosed in the Disclosure Letter, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of any member of the Storm Group.

(ff)                                Fairness Opinion. The Storm Board of Directors has received an opinion from FirstEnergy Capital Corp.that the consideration to be received by Storm Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Storm Shareholders.

(gg)                          Insurance. Policies of insurance that are in force as of the date hereof naming any member of the Storm Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Storm Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect such member of the Storm Group’s interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(hh)                          Board Approval. The Storm Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Storm and the Storm Shareholders, and has, among other things, based on the opinion of its financial advisor, unanimously determined that Arrangement is fair, from a financial point of view, to Storm Shareholders and has resolved to unanimously recommend approval of the Arrangement by Storm Shareholders.

(ii)                                  Proceeds of Crime. To the knowledge of Storm, neither Storm nor ExploreCo has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Storm and ExploreCo and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(jj)                                  No Guarantees. Storm has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of ExploreCo or its subsidiaries.

(kk)                            Payments to Employees Etc. Storm and each of its subsidiaries has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate governmental entity. Storm and each of its subsidiaries has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity taxes as required under applicable legislation on any sale, supply or delivery made by them.

(ll)                                  Debt Service Reserve Account. None of Storm or any of the Storm Group maintains a debt service reserve account or account of a similar nature.

(mm)                      Flow-Through Obligations. Other than as disclosed in the Disclosure Letter, Storm has renounced all expenditures required to be renounced under all flow-through agreements which Storm is a party and Storm has incurred the required expenditures under all such flow-through agreements.

(nn)                          ExploreCo Assets Budget. Capital expenditures incurred in respect of the ExploreCo Assets in the period March 31, 2010 to the Effective Date shall not exceed $6.5 million.

(oo)                          Storm Net Debt. After giving effect to the Arrangement (including the transfer of the ExploreCo Assets to ExploreCo), Storm Net Debt at June 30, 2010 shall not exceed $105 million excluding the proceeds from the exercise of Storm Options, excluding the ExploreCo Cash Amount and excluding the Storm Transaction Costs.

(pp)                          Storm Transactions Costs. Storm Transactions Costs shall not exceed $6.0 million.

(qq)                          Storm Tax Pools. Storm’s Tax Pools at June 30, 2010 after giving effect to the Arrangement (including the transfer of the ExploreCo Assets to ExploreCo (and assuming that: (i) the Surmont/McMurray Transaction has not been completed prior to the Effective Date; and (ii) Storm Production Partnership and 1318640 Alberta Ltd. are not dissolved as part of the Arrangement)) shall be no less than $191.5 million including no less than $4.0 million of Canadian exploration expense, $84.0 million of Canadian development expense, $50.5 million of Canadian oil and gas property expense, $51.2 million of undepreciated capital cost and $1.8 million of other Tax Pools.

(rr)                                Standstill Provisions. Storm has not waived any standstill provisions contained in a confidentiality agreement or otherwise for any Person.

(ss)                            No Withholding. To the knowledge of Storm, Storm has not withheld from ARC any material information or documents concerning Storm or any of its subsidiaries or their respective assets or liabilities during the course of ARC’s review of Storm and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document, including the Disclosure Letter, provided or to be provided to ARC by Storm pursuant hereto contains or will contain any untrue statement of a Material Fact which is necessary in order to make the statements herein or therein not misleading.

4.3                                                                               Representations and Warranties of ExploreCo

ExploreCo represents and warrants to and in favour of the ARC Parties and acknowledges that the ARC Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                  Parent and Subsidiaries. Storm owns 100% of the issued and outstanding shares of ExploreCo and ExploreCo has no subsidiaries that are material to its business, operation or financial condition. ExploreCo has no assets or liabilities.

(b)                                 Capitalization. As of the date hereof, the authorized capital of ExploreCo consists of an unlimited number of common shares of which a nominal number of such common share are issued and outstanding. There are no options, warrants or other rights, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by ExploreCo of any securities of ExploreCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of ExploreCo. All outstanding common shares in the capital of ExploreCo have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any preemptive rights.

(c)                                  Organization and Qualification. ExploreCo is a corporation duly incorporated and validly subsisting under the Applicable Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. ExploreCo is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on ExploreCo.

(d)                                 Authority Relative this Agreement. ExploreCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by ExploreCo of the transactions contemplated by the Arrangement has been duly authorized by the ExploreCo Board of Directors and, expect as specified herein, no other proceedings on the part of ExploreCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by ExploreCo and constitutes a legal, valid and binding obligation of ExploreCo enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)                                  ITA Residency. ExploreCo is not a non-resident for the purposes of the ITA.

4.4                                                                               Privacy Issues

(a)                                  For the purposes of this Section 4.4, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Applicable Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)                                  “applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)                               “authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)                              “Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to ARC by Storm in accordance with this Agreement and/or as a condition of the Arrangement.

(b)                                 The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)                                  Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (a) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual.

(d)                                 Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)                                  Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)                                    Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

(g)                                 Where authorized by applicable law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)                                 Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

ARTICLE 5

CONDITIONS PRECEDENT

5.1                                                                               Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)                                  Interim Order. The Interim Order shall have been granted in form and substance satisfactory to each of ARC and Storm, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to ARC and Storm, each acting reasonably, on appeal or otherwise.

(b)                                 Arrangement Resolution. The Arrangement Resolution shall have been passed by the Storm Shareholders, on or prior to the Outside Date in accordance with the Interim Order.

(c)                                  Final Order. The Final Order shall have been granted in form and substance satisfactory to ARC and Storm, acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to ARC and Storm, acting reasonably, on appeal or otherwise.

(d)                                 Articles of Arrangement. The Articles of Arrangement to be filed with the Director in accordance with the Arrangement shall be in form and substance satisfactory to each of ARC and Storm, acting reasonably.

(e)                                  Third Party Approvals. ARC and Storm shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant Governmental Authorities, on terms and conditions satisfactory to the Parties, acting reasonably, including without limitation:

(i)                                     the approval of the Storm Shareholders required for the Arrangement pursuant to the CBCA or as required by the Court and other matters relating to the Arrangement;

(ii)                                  the TSX shall have conditionally approved the listing of the ARC Trust Units issuable to Storm Shareholders pursuant to the Arrangement and the ARC Trust Units issuable pursuant to the terms and conditions of ARC Exchangeable Shares which are issuable to Storm Shareholders pursuant to the Arrangement on terms which ARC and ARC Resources are capable of satisfying after giving effect to the Arrangement;

(iii)                               Competition Act Approval; and

(iv)                              Investment Canada Approval;

(collectively, together with the approval described in Section 5.1(g), the “Third Party Approvals”).

(f)                                    ARC Exchangeable Shares. The Exchangeable Shares shall have been created, having terms and conditions mutually agreeable to ARC and Storm, acting reasonably and the Support Agreement and Voting and Exchange Trust Agreement shall have been entered into.

(g)                                 Storm Credit Facility. Storm’s lenders under the Storm Credit Facility shall have consented to the completion of the Arrangement.

(h)                                 Storm ExploreCo Conveyance Agreement. The Storm ExploreCo Conveyance Agreement shall have been entered into.

(i)                                     Waiting Periods. All domestic and foreign statutory and regulatory waiting periods applicable to the transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period.

(j)                                     No Actions. There shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

The foregoing conditions are for the mutual benefit of ARC on the one hand and Storm on the other hand and may be waived, in whole or in part, jointly by the Parties at any time. If any of the foregoing conditions are not satisfied or waived on or before the Outside Date, then a Party may terminate this Agreement as provided in Section 9.1(a)(ii) (save and except for Article 6, Section 4.4, Section 2.15 and Section 2.16 hereof which shall survive such termination and remain in full force and effect) by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

5.2                                                                               Additional Conditions to Obligations of ARC

The obligation of ARC and ARC Resources to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)                                  Representations and Warranties. The representations and warranties of Storm and ExploreCo set forth herein shall be true and correct in all respects as of the Effective Date as if made on and as of such date without giving effect to any materiality qualifiers contained therein (except to the extent such representations and warranties speak as of an earlier date or, with respect to all representations and warranties, except as affected by transactions contemplated or permitted by this Agreement) except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result, or would not reasonably be expected to result, in a Material Adverse Change or have a Material Adverse Effect on Storm or would not, or would not reasonably be expected to, materially impede the ability of the Parties to complete the Arrangement and each of Storm and ExploreCo shall have provided to ARC a certificate of a senior officer certifying such accuracy on the Effective Date; provided that Storm or ExploreCo, as the case may be, shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from ARC (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(b)                                 Covenants. The Storm Parties shall have complied in all material respects with their respective covenants herein except where the failure to comply in all material respects with such covenants, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Storm, or would not reasonably be expected to significantly impede the ability of the Parties to complete the Arrangement, and each of Storm and ExploreCo shall have provided to ARC a certificate of a senior officer certifying compliance with such covenants; provided that Storm and ExploreCo shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from ARC (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(c)                                  Mailing Date. The Mailing Date shall occur not later than August 31, 2010, provided the failure to mail by such date is not caused by a material breach of ARC’s covenants under this Agreement;

(d)                                 No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private Person in

Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of ARC, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Storm or would materially impede the ability of the Parties to complete the Arrangement.

(e)                                  No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Storm.

(f)                                    Board and Shareholder Authorization. Storm and ExploreCo shall have furnished ARC and ARC Resources with:

(i)                                     certified copies of the resolutions duly passed by the Storm Board of Directors and the ExploreCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)                                  certified copies of the resolutions of Storm Shareholders, duly passed at the Storm Meeting, approving the Arrangement Resolution.

(g)                                 Dissent Rights. Holders of Storm Common Shares representing not more than 5% of the Storm Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights.

(h)                                 Storm Common Shares. ARC shall be satisfied, acting reasonably, that after giving effect to the Arrangement not greater than 49,904,715 Storm Common Shares will be outstanding, consisting of not more than 48,629,715 common voting shares and not more than 1,275,000 common non-voting shares, all of which shares will be held by ARC Resources.

(i)                                     Storm Options. ARC shall be satisfied, acting reasonably, that all Storm Options have either been exercised in accordance with their terms by the holders thereof in exchange for Storm Common Shares or terminated for consideration of $0.01 per Storm Option as evidenced by a certificate from a senior officer of Storm or ARC shall be otherwise satisfied, acting reasonably, that the Storm Options will no longer represent any right to acquire Storm Shares after giving affect to the Arrangement and that there are no other outstanding claims or rights or securities which could become claims or rights to Storm Common Shares.

(j)                                     Releases. Executed releases in a form acceptable to ARC, acting reasonably, shall have been received by ARC on or prior to the Effective Date from each Person who is a director, officer or employee of Storm or a subsidiary of Storm (other than ExploreCo) and who is entitled to receive a severance amount as a consequence of the Arrangement provided, however, that such releases shall only be required from each such individual who, as a consequence of the Arrangement, is no longer a director, officer or employee of Storm or a subsidiary of Storm (other than ExploreCo).

(k)                                  Lock-up Agreements. None of the Lock-up Agreements shall have been breached.

(l)                                     Non-Competition Agreement. The Non-Competition Agreement has been entered into.

The conditions in this Section 5.2 are for the exclusive benefit of ARC and may be asserted by ARC regardless of the circumstances or may be waived by ARC in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which ARC may have. If any of the foregoing conditions are not satisfied or waived, ARC may, in addition to any other remedies they may have at law or equity, terminate this Agreement as provided in Section 9.1(a)(ii) (save and except for Article 6, Section 4.4 and Section 2.16 hereof which shall survive such termination and remain in full force and effect).

5.3                                                                               Additional Conditions to Obligations of Storm

The obligation of Storm to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)                                  Representations and Warranties. The representations and warranties of ARC set forth herein shall be true and correct in all respects as of the Effective Date as if made on and as of such date without giving effect to any materiality qualifiers contained therein (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not, or would not reasonably be expected to result in a Material Adverse Change or have a Material Adverse Effect on ARC or would not, or would not reasonably be expected to, materially impede the ability of the Parties to complete the Arrangement, and ARC shall have provided to Storm a certificate of a senior officer of ARC Resources certifying such accuracy on the Effective Date.

(b)                                 Covenants. The ARC Parties shall have complied in all material respects with their respective covenants herein, except where the failure to comply in all material respects with such covenants, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Change or have a Material Adverse Effect on ARC or would not, or would not reasonably be expected to, materially impede the ability of the Parties to complete the Arrangement and ARC shall have provided to Storm a certificate of a senior officer of ARC Resources certifying compliance with such covenants; provided that ARC Parties shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Storm (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(c)                                  No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Storm, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in, a material adverse change in the affairs, operations or business of ARC or would significantly impede the ability of the Parties to complete the Arrangement.

(d)                                 Mailing Date. The Mailing Date shall occur not later than August 31, 2010, provided the failure to mail by such date is not caused by a material breach of Storm’s or ExploreCo’s covenants under this Agreement;

(e)                                  No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to ARC.

(f)                                    Board Authorization. ARC and ARC Resources shall have each furnished Storm with certified copies of the resolutions duly passed by the ARC Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby.

The conditions in this Section 5.3 are for the exclusive benefit of Storm and may be asserted by Storm regardless of the circumstances or may be waived by Storm in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Storm may have. If any of the foregoing conditions are not satisfied or waived, Storm may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided in Section 9.1(a)(ii) (save and except for Article 6, Section 4.4 and Section 2.15 hereof which shall survive such termination and remain in full force and effect).

5.4                                                                               Notice and Effect of Failure to Comply with Conditions

Each of ARC and Storm shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

5.5                                                                               Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 6

AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1                                                                               ARC Damages

If at any time after the execution of this Agreement and prior to its termination:

(a)                                  the Storm Board of Directors withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to ARC, any of its recommendations or determinations referred to in Section 2.10;

(b)                                 the Storm Board of Directors shall have failed to publicly reaffirm any of its recommendations or determinations referred to in Section 2.10 in accordance with Section 3.5(e) or within five Business Days of any written request to do so by ARC (or, in the event that the Storm Meeting to approve the Arrangement is scheduled to occur within such five Business Day period, prior to the scheduled date of such meeting);

(c)                                  a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Storm Shareholders or to Storm and has not expired or been withdrawn at the time of the Storm Meeting, and the Storm Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d)                                 the Storm Board of Directors or any committees of the Storm Board of Directors accepts, recommends, approves or enters into an agreement, understanding or letter of intent to implement a Superior Proposal;

(e)                                  Storm or ExploreCo is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or Material Adverse Effect on, Storm or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Storm or ExploreCo, as the case may be, fails to cure such breach within five Business Days after receipt of written notice thereof from ARC (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f)                                    Storm or ExploreCo is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to, or have a Material Adverse Effect on, Storm or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Storm or ExploreCo fails to cure such breach within five Business Days after receipt of written notice thereof from ARC (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

each of the above being a “ARC Damages Event”, then in the event of the termination of this Agreement pursuant to Article 9, Storm shall pay to ARC Resources (or to whom ARC Resources may direct in writing) $21 million (the “ARC Termination Fee”) as liquidated damages in immediately available funds to an account designated by ARC within one Business Day after the first to occur of the events described above. Following an ARC Damages Event, but prior to payment of the ARC Termination Fee, Storm shall be deemed to hold such applicable payment in trust for ARC. Storm and ExploreCo together shall only be obligated to make one payment pursuant to this Section 6.1.

6.2                                                                               ARC Liquidated Damages

Each Party acknowledges that the ARC Termination Fee set out in Section 6.1 is a payment of liquidated damages which are a genuine pre-estimate of the damages which ARC will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Storm irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties that the payment of the amount pursuant to Section 6.1 is the sole monetary remedy of ARC; provided, however, that this limitation shall not apply in the event of fraud or intentional breach of this Agreement by Storm or ExploreCo. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7

INDEMNITY

7.1                                                                               Indemnified Liabilities

The Storm ExploreCo Conveyance Agreement and/or other agreement(s) entered into pursuant to the transactions contemplated by this Agreement shall provide that from the Effective Time, ExploreCo will agree to indemnify and save harmless ARC, ARC Resources, Storm and its subsidiaries from all losses suffered or incurred by ARC, ARC Resources, Storm or its subsidiaries as a result of or arising directly or indirectly out of or in connection with the Indemnified Liabilities.

7.2                                                                               Indemnified Claims

The Storm ExploreCo Conveyance Agreement and/or other agreement(s) entered into pursuant to the transactions contemplated by this Agreement shall provide that if any claim, proceeding or other matter resulting from the occurrence of any of the events contemplated by Section 7.1 above (a “Claim”) is made against ARC, ARC Resources, Storm or any of its subsidiaries by a third party for which ARC, ARC Resources, Storm or any of their respective subsidiaries may be entitled to indemnification, ARC or ARC Resources or Storm or their respective subsidiaries, as applicable, shall give notice (the “Indemnity Notice”) to ExploreCo specifying the particulars of such Claim within 20 days after it receives notification of the Claim. ExploreCo shall have the right to participate in any negotiations or proceedings with respect to such Claim. Furthermore, ARC, ARC Resources, Storm or its subsidiaries, as applicable, shall not settle or compromise any such Claim without the prior written consent of ExploreCo, unless ExploreCo has not, within 20 Business Days after the giving of the Indemnity Notice, given notice to ARC, ARC Resources, Storm or its subsidiaries, as applicable, that it wishes to dispute such Claim. If ExploreCo does give such a notice, it shall have the right to assume the defence of such Claim and to defend such Claim in the name of ARC, ARC Resources, Storm or its subsidiaries, as applicable. ARC, ARC Resources, Storm and its subsidiaries shall agree to provide to ExploreCo all files, books, records and other information in their possession or control which may be relevant to the defence of such Claim. ARC and Storm shall co-operate in all reasonable respects in the defence of such Claim. If ExploreCo fails after the giving of such notice, diligently and reasonably to defend such Claim throughout the period that such Claim exists, its right to defend the Claim shall terminate and ARC, ARC Resources, Storm or its subsidiaries may assume the defence of such Claim. In such event, ARC, ARC Resources, Storm or its subsidiaries may compromise or settle such Claim without the consent of ExploreCo.

ARTICLE 8
AMENDMENT

8.1                            Amendment

This Agreement may at any time and from time to time before or after the holding of the Storm Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)           change the time for performance of any of the obligations or acts of the Parties;

(b)           waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)           waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)           waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Storm Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

8.2                            Amendment of Plan of Arrangement

(a)           The Parties may by mutual agreement amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the Storm Meeting, approved by the Court; and (iii) communicated to holders of Storm Common Shares or Storm Options if and as required by the Court.

(b)           Other than as may be required under the Interim Order, any amendment to the Plan of Arrangement may be proposed by Storm, or ARC at any time prior to or at the Storm Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Storm Meeting, shall become part of the Plan of Arrangement for all purposes.

(c)           Any amendment to the Plan of Arrangement that is approved by the Court following the Storm Meeting shall be effective only if it is consented to by each of the Parties.

ARTICLE 9
TERMINATION

9.1                          Termination

(a)           This Agreement may be terminated at any time prior to the Effective Date:

(i)            by mutual written consent of ARC and Storm;

(ii)           as provided in Sections 5.1, 5.2 and 5.3;

(iii)          by ARC upon the occurrence of an ARC Damages Event as provided in Section 6.1 provided that in the event of an ARC Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by ARC unless Storm Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(iv)          by Storm upon the occurrence of an ARC Damages Event as provided in Section 6.1(c) (in accordance with Section 3.5(b)(vi) and provided Storm has complied with its obligations set forth in Section 3.5(d)) and the payment by Storm to ARC of the amount required by Section 6.1; and

(v)           by ARC on or before June 19, 2010, the date which is 10 days following the date of this Agreement, if it is not satisfied in its sole discretion, acting reasonably, with the result of its due diligence review of Storm’s transportation and processing capacity.

(b)           If this Agreement is terminated in accordance with the foregoing provisions of this Section 9.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Parties hereunder except as provided in Article 6, Section 4.4, Section 2.15 and Section 2.17 and each Party’s obligations under the Confidentiality Agreement, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 9.1(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

ARTICLE 10
NOTICES

10.1                          Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by facsimile transmission:

(a)             in the case of ARC or ARC Resources, to:

ARC Resources Ltd.

1200, 308 – 4th Avenue SW

Calgary, Alberta T2P 0H7

Attention:              George Gervais

Vice President, Corporate Development

Facsimile:             (403) 509-6427

with a copy to:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue SW

Calgary, Alberta T2P 3N9

Attention:              Keith Greenfield

Facsimile:             (403) 260-5745

(b)             in the case of Storm or ExploreCo, to:

Storm Exploration Inc.

800, 205 – 5th Avenue SW

Calgary, Alberta T2P 2V7

Attention:              Brian Lavergne

President and Chief Executive Officer

Facsimile:             (403) 264-3552

with a copy to:

McCarthy Tétrault LLP

3300, 421 – 7th Avenue SW

Calgary, Alberta T2P 4K9

Attention:              Mark Eade

Facsimile:             (403) 260-3501

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission is received.

ARTICLE 11
GENERAL

11.1                        Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

11.2                         Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

11.3                         Public Communications

Each of ARC and Storm agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

11.4                                                                         Costs

Except as otherwise expressly provided for in Article 6, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

11.5                                                                        Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

11.6                         Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7                        Time of Essence

Time shall be of the essence of this Agreement.

11.8                          Applicable Law and Enforcement

This Agreement shall be governed, including as to validity, interpretation and effect, by the Applicable Laws of the Province of Alberta and the Applicable Laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta located in Calgary, in respect of all matters arising out of this Agreement, without prejudice to the rights of the Parties to take proceedings in any other jurisdiction. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is, accordingly, agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, subject to the provisions of this Agreement.

11.9                        Waiver

Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

11.10                      Third Party Beneficiaries

The provisions of Section 3.1(l) are: (i) intended for the benefit of all such present and former directors and officers and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Storm shall hold the rights and benefits of such sections in trust for and on behalf of the Third Party Beneficiaries and Storm hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11                      Obligations of Trust

The parties hereto acknowledge that the obligations of ARC hereunder shall not be personally binding upon the ARC Trustee, as trustee of the Trust, or any of the Unitholders of ARC and that any recourse against ARC, the ARC Trustee or any Unitholder of ARC in any manner in respect of any indebtedness, obligation or liability of ARC arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as such term is defined in the ARC Trust Indenture).

[Remainder of page left blank intentionally — signatures follow]

11.12                       Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ARC ENERGY TRUST
by its administrator, ARC Resources Ltd.

By:	(signed) “George Gervais”

By:	(signed) “Myron M. Stadnyk”

ARC RESOURCES LTD.

By:	(signed) “George Gervais”

By:	(signed) “Myron M. Stadnyk”

STORM EXPLORATION INC.

By:	(signed) “Brian Lavergne”

1541229 ALBERTA LTD.

By:	(signed) “Donald G. McLean”

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1          In this Plan of Arrangement, the following terms have the following meanings:

(a)           “ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

(b)           “Ancillary Rights” means the optional exchange rights and voting rights granted to the trustee chosen by ARC to act as trustee under the Voting and Exchange Trust Agreement for the use and benefit of the holders of ARC Exchangeable Shares as contemplated by the terms of the Exchangeable Shares and the Voting and Exchange Trust Agreement;

(c)           “ARC “ means ARC Energy Trust, a trust duly settled under the laws of Alberta;

(d)           “ARC Resources” means ARC Resources Ltd., a corporation amalgamated under the ABCA;

(e)           “ARC Trust Unit” means a trust unit of ARC issued by ARC;

(f)            “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(g)           “Arrangement Agreement” means the arrangement agreement dated June 9, 2010 among ARC, ARC Resources, Storm and ExploreCo with respect to the Arrangement and all amendments thereto;

(h)           “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Section 192(6) of the CBCA to be filed with the Director after the Final Order has been made to give effect to the Arrangement;

(i)            “Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director pursuant to Section 192(7) of the CBCA giving effect to the Arrangement;

(j)            “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(k)           “Conveyance Agreement” means the agreement(s) to be entered into between Storm and ExploreCo containing representations, warranties, covenants and indemnities which are customary for a transaction of this nature or which are contemplated by the

Arrangement Agreement and otherwise in a form satisfactory to each of Storm and ARC, acting reasonably, effecting the sale by Storm to ExploreCo of the ExploreCo Assets;

(l)            “Court” means the Court of Queen’s Bench of Alberta;

(m)          “Depositary” means Computershare Trust Company or such other trust company as may be designated by ARC and Storm;

(n)           “Director” means the Director or the Deputy Director(s) appointed under Section 260 of the CBCA;

(o)           “Dissent Rights” means the rights of dissent granted in Article 4 hereof to the registered Storm Shareholders in respect of the Arrangement;

(p)           “Dissenting Shareholders” means Storm Shareholders who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Plan of Arrangement and the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(q)           “Effective Date” means the date the Arrangement is effective under the CBCA;

(r)            “Effective Time” means the first moment of time on the Effective Date;

(s)            “Election Deadline” means the time and date specified in the Letter of Transmittal to make the elections specified in Section 3.1(k);

(t)            “Exchangeable Shares” means Series B Exchangeable Shares in the capital of ARC Resources to be created on or before the Effective Time which shall initially be exchangeable for ARC Trust Units on a [•] ARC Trust Unit for each Exchangeable Share basis, subject to adjustment for future distributions with the rights, privileges and restrictions substantially set forth in Schedule A;

(u)           “ExploreCo” means 1541229 Alberta Ltd., a corporation incorporated under the ABCA or such other corporation as may be agreed to by ARC and Storm, acting reasonably;

(v)           “ExploreCo Assets” means the assets owned by Storm and to be sold to ExploreCo pursuant to the Conveyance Agreement as generally described in the Arrangement Agreement and agreed to by ARC and Storm prior to the Effective Time;

(w)          “ExploreCo Note” means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule B hereto, issuable by Storm under the Arrangement, each ExploreCo Note having a principal amount equal to [$•];

(x)           “ExploreCo Shares” means common shares in the capital of ExploreCo;

(y)           “ExploreCo Warrants” means common share purchase warrants of ExploreCo entitling the holder to acquire one (1) ExploreCo Share for each whole ExploreCo Warrant at a price equal to three times the principal amount of an ExploreCo Note until that date which is 15 days from the Effective Date in accordance with the terms of a warrant indenture governing such warrants;

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(z)           “Final Order” means the final order of the Court approving this Arrangement under Section 192 (4) of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa)         “Information Circular” means the information circular to be prepared by Storm and forwarded as part of the proxy solicitation materials to holders of Storm Shares in respect of the Meeting;

(bb)         “Interim Order” means the interim order of the Court under Section 192(4) of the CBCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(cc)         “Letter of Transmittal” means the letter of transmittal and election accompanying the Information Circular sent to the holders of Storm Shares;

(dd)         “Meeting” means the special meeting of holders of Storm Shares to be held to consider the Arrangement and related matters, and any adjournment thereof;

(ee)         “Non-Resident Shareholder” means a Storm Shareholder that is: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(ff)          “Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any governmental entity) or any other entity, whether or not having legal status;

(gg)         “Storm” means Storm Exploration Inc., a corporation incorporated pursuant to the CBCA;

(hh)         “Storm New Common Shares” means the Class “C” Shares in the capital of Storm with the rights and privileges and restrictions substantially set forth in Schedule C hereto;

(ii)           “Storm Options” means the outstanding stock options, whether vested or not, to acquire Storm Shares;

(jj)           “Storm Shares” means the voting and non-voting common shares in the capital of Storm;

(kk)         “Storm Shareholders” means the holders from time to time of Storm Shares;

(ll)           “Storm Sub” means 1318640 Alberta Ltd.;

(mm)      “SPP” means Storm Production Partnership, a general partnership formed pursuant to the laws of Alberta;

(nn)         “SPP Dissolution Agreement” means the agreement to be entered into between Storm and Storm Sub, with such representations, warranties, covenants and indemnities which are customary for a transaction of this nature and otherwise in a form satisfactory to Storm, Storm Sub and ARC, each acting reasonably effecting the dissolution of SPP and

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the distribution of SPP’s assets to its partners on an income tax-deferred basis in accordance with such agreement;

(oo)         “Surmont/McMurray Transaction” means the sale by Storm of assets in the Surmont/McMurray area for consideration of $53,750,000 pursuant to a Purchase and Sale Agreement dated May 31, 2010 entered into between Storm and the purchaser of such assets.

(pp)         “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder all as amended from time to time; and;

(qq)         “Tax-Exempt Shareholder” means a Storm Shareholder that is exempt from tax under Part I of the Tax Act;

(rr)           “Voting and Exchange Trust Agreement” has the meaning ascribed in the terms of the Exchangeable Shares in Schedule A;

(ss)          “Warrant Note” means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule D hereto, issuable by Storm under the Arrangement, each Warrant Note having a principal amount of [$•].

1.2          The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3          Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4          Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5          The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule A – Terms of Exchangeable Shares

Schedule B – Terms of ExploreCo Notes

Schedule C – Terms of Storm New Common Shares

Schedule D – Terms of Warrant Notes

1.6          In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7          References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

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ARTICLE 2
ARRANGEMENT AGREEMENT

2.1          This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2          This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Storm Shares; (ii) the holders of Storm Options; (iii) Storm; (iv) ExploreCo; (v) Storm Sub; (vi) SPP; (vii) ARC Resources; and (viii) ARC.

2.3          The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

2.4          Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time. Furthermore, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in said Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

ARTICLE 3
ARRANGEMENT

3.1          Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)           all Storm Options outstanding at the Effective Time shall be cancelled without payment of any consideration;

(b)           the Storm Shares held by Dissenting Shareholders, which Storm Shares remain issued and outstanding immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Storm and cancelled as of the Effective Time, and such Dissenting Shareholders shall cease to have any rights as holders of Storm Shares, other than the right to be paid the fair value of their Storm Shares in accordance with the Dissent Rights;

(c)           the transactions contemplated by the SPP Dissolution Agreement shall become effective and pursuant thereto, SPP shall transfer to Storm and Storm Sub an undivided proportionate interest in each of the assets of SPP in accordance with Storm and Storm Sub’s respective proportionate interest in SPP all in accordance with the terms and conditions of the SPP Dissolution Agreement;

(d)           the aggregate stated capital of the class of shares in the capital of Storm Sub held by Storm shall be reduced to $1.00 without the repayment of any capital;

(e)           Storm Sub shall be dissolved and shall thereafter cease to exist;

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(f)            ARC shall issue to ARC Resources from treasury such number of ARC Trust Units as are required by ARC Resources to be delivered to holders of Storm Shares and/or Storm New Common Shares pursuant to Section 3.1(g), (k) and (l) in exchange for an unsecured subordinated promissory note of ARC Resources in the principal amount equal to the fair market value of such ARC Trust Units so issued;

(g)           Non-Resident Shareholders shall transfer to ARC Resources their Storm Shares in exchange for:

(i)            0.5700 of an ARC Trust Unit;

(ii)           a right to one (1) ExploreCo Note;

(iii)          a right to one (1) Warrant Note; and

(iv)          in the event the Surmont/McMurray Transaction closes prior to the Effective Time, a right to cash in the amount of [$•],

for each Storm Share so transferred;

(h)           Storm shall reorganize its business and its capital and as part such reorganization:

(i)            Storm’s articles of incorporation shall be amended to create Storm New Common Shares as an authorized class of shares in the capital of Storm;

(ii)           each issued and outstanding Storm Share shall be exchanged for:

(A)          one (1) Storm New Common Share;

(B)          one (1) ExploreCo Note;

(C)          one (1) Warrant Note; and

(D)          in the event the Surmont/McMurray Transaction closes prior to the Effective Time, cash in the amount of [$•]; and

(iii)          both classes of shares in the capital of Storm comprising the Storm Shares shall be cancelled as an authorized class of shares in the capital of Storm;

(i)            ARC Resources shall satisfy the consideration payable by ARC Resources to Non-Resident Shareholders in Section 3.1(g)(ii), (iii) and (iv) by the transfer to such former Non-Resident Shareholders of the consideration received by ARC Resources from Storm described in Section 3.1(h)(ii)(B), (C) and (D) in the proportions set out in Section 3.1(g);

(j)            the holders of Warrant Notes shall assign and transfer to ExploreCo their Warrant Notes in consideration of ExploreCo issuing to such holders 0.4 of an ExploreCo Warrant for every three (3) Warrant Notes so transferred;

(k)           subject to Section 3.2, each Storm New Common Share, other than Storm New Common Shares held by Tax-Exempt Shareholders and ARC Resources, shall be transferred to

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ARC Resources in accordance with the election or deemed election of the former holder of such Storm Shares in exchange for:

(i)            0.5700 of an ARC Trust Unit; or

(ii)           [•] of an ARC Exchangeable Share, together with the Ancillary Rights;

(l)            subject to Section 3.2 and contemporaneous with the transaction described in Section 3.1(k), each Storm New Common Share held by Tax-Exempt Shareholders will be transferred to ARC Resources in exchange for 0.5700 of an ARC Trust Unit;

(m)          the transactions contemplated by the Conveyance Agreement shall become effective and pursuant thereto Storm shall assign and transfer to ExploreCo the ExploreCo Assets in consideration of: (i) ExploreCo issuing to Storm such number of ExploreCo Shares equal to the sum of the quotient obtained by dividing the number of issued and outstanding Storm Shares exchanged for Storm New Common Shares in Section 3.1(h) by 3 plus, in the event the Surmont/McMurray Transaction closes prior to the Effective Time, the quotient obtained by dividing $966,667 by the principal amount of an ExploreCo Note; and (ii) ExploreCo transferring to Storm the Warrant Notes acquired by ExploreCo in Section 3.1(j), all in accordance with terms and conditions of the Conveyance Agreement;

(n)           holders of ExploreCo Notes shall assign and transfer to Storm their ExploreCo Notes in consideration of Storm transferring to each such holder 1/3 of an ExploreCo Share for each ExploreCo Note so transferred;

(o)           the one (1) ExploreCo Share held by Storm that was issued to Storm on the incorporation of ExploreCo shall be cancelled for no consideration; and

(p)           Storm shall be continued into Alberta in accordance with the CBCA and ABCA.

3.2          Subject to Section 3.3, with respect to the election required to be made by a former holder of Storm Shares pursuant to Section 3.1(k) of this Plan of Arrangement:

(a)           each of such holders of Storm Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder’s election, together with certificates representing such holder’s Storm Shares; and

(b)           any former holder of Storm Shares who fails to comply with the requirements of Section 3.2 (a) shall be deemed to have elected to have exchanged the Storm Shares in accordance with the election set forth in Section 3.1(k)(i) hereof.

3.3          A holder who: (i) has exchanged Storm New Common Shares under the Arrangement; (ii) is not a Non-Resident; (iii) is not a Tax-Exempt Shareholder; and (iv) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law) with respect to the sale by the holder of such holder’s Storm New Common Shares to ARC Resources by providing two signed copies of the necessary election forms to ARC Resources within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of

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such elections in accordance with the restrictions set out in subsections 85(1) and (2) of the Tax Act, as applicable. Thereafter, the election forms will be signed by ARC Resources and returned to such former holders of Storm Shares within 60 days after the receipt thereof by ARC Resources for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). ARC Resources will not be responsible for the proper completion of any election form and, except for the obligation of ARC Resources to so sign and return election forms which are received by ARC Resources within 120 days of the Effective Date, ARC Resources will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Storm Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, ARC Resources may choose to sign and return an election form received by it more than 120 days following the Effective Date, but ARC Resources will have no obligation to do so.

ARTICLE 4
DISSENTING STORM SHAREHOLDERS

4.1          Each registered Storm Shareholder shall have the right to dissent with respect to the Arrangement, in the same manner as provided for in Section 190 of the CBCA, but as modified by the terms of this Plan of Arrangement and the Interim Order. A Dissenting Shareholder shall, immediately after the step contemplated in Section 3.1(b), cease to have any rights as a Storm Shareholder and shall only be entitled to be paid by Storm the fair value of such Dissenting Shareholder’s Storm Shares under the Arrangement. The fair value of the Storm Shares shall be determined in relation to the value of Storm Shares as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Storm Shareholder at the Meeting. A Dissenting Shareholder who is paid the fair value for its Storm Shares shall be deemed to have transferred its Storm Shares to Storm and such Storm Shares so transferred shall be cancelled in accordance with this Plan of Arrangement. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value for its Storm Shares shall be treated as if such Dissenting Shareholder had participated in the Arrangement on the same basis as a non-dissenting holder of Storm Shares. In no event shall Storm or any other Person be required to recognize a Dissenting Shareholder as a shareholder of Storm after the cancellation of the Storm Shares pursuant to Section 3.1(b). For greater certainty, in addition to any other restrictions in Section 190 of the CBCA no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1          From and after the Effective Time, certificates formerly representing Storm Shares and Storm New Common Shares acquired by ARC Resources under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement.

5.2          ARC, ARC Resources and ExploreCo shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Storm Shares of a duly completed Letter of Transmittal and the certificates representing such Storm Shares, either:

(a)           forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)           if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

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certificates representing the number of ExploreCo Shares, ExploreCo Warrants, Exchangeable Shares and/or ARC Trust Units issued to such holder and/or the amount of cash payable under and in accordance with the Arrangement.

5.3          If any certificate which immediately prior to the Effective Time represented an interest in outstanding Storm Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of ARC, ARC Resources and ExploreCo and their respective transfer agents, which bond is in form and substance satisfactory to each of ARC, ARC Resources and ExploreCo and their respective transfer agents, or shall otherwise indemnify ARC, ARC Resources and ExploreCo and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4          All distributions made with respect to any ARC Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.5          Any certificate formerly representing Storm Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the last business day prior to the fifth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Storm Shares to receive the certificates representing: (i) the ExploreCo Shares; (ii) Exchangeable Shares; and/or (iii) ARC Trust Units; and (iv) in the event the Surmont/McMurray Transaction closes prior to the Effective Time, cash.

5.6          No certificates representing fractional ARC Trust Units, Exchangeable Shares, ExploreCo Shares or ExploreCo Warrants shall be issued upon the exchange of the Storm Shares or Storm New Common Shares for ARC Trust Units or Exchangeable Shares, the exchange of Warrant Notes for ExploreCo Warrants and the exchange of ExploreCo Notes for ExploreCo Shares. In lieu of any fractional ARC Trust Unit, ExploreCo Warrant, Exchangeable Share, or ExploreCo Share, each registered Storm Shareholder otherwise entitled to a fractional interest in an ARC Trust Unit, Exchangeable Share, ExploreCo Share or ExploreCo Warrant will receive the nearest whole number of ARC Trust Units, Exchangeable Shares, ExploreCo Shares or ExploreCo Warrants, as the case may be.

ARTICLE 6
AMENDMENTS

6.1          ARC, Storm, ExploreCo and ARC Resources may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by

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the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Storm Shares, if and as required by the Court.

6.2          Any amendment, modification or supplement to this Plan of Arrangement may be proposed by ARC, Storm, ExploreCo or ARC Resources at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3          Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of ARC, Storm, ExploreCo and ARC Resources.

6.4          Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Storm, provided that it concerns a matter which, in the reasonable opinion of Storm, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Storm, ARC or any former holder of Storm Shares.

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SCHEDULE A

TERMS OF EXCHANGEABLE SHARES

The second series of Exchangeable shares is designated as [insert number] Series B Exchangeable Shares having the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1          For the purposes of these share provisions:

“Act” means the Business Corporations Act (Alberta), as amended;

“affiliate” has the meaning given to that term in the Securities Act;

“ARC Energy Units” means the trust units of ARC Energy Trust as constituted on the Effective Date;

“ARC Subco” means 1485275 Alberta Ltd., a corporation incorporated under the Act provided, however, that if 1485275 Alberta Ltd. transfers or assigns its rights and interest in or under the Support Agreement and the Voting and Exchange Trust Agreement to an affiliate of the Corporation or ARC Energy Trust and such corporation expressly assumes the due and punctual performance and observance of each and every covenant and condition of such agreements to be performed and observed by 1485275 Alberta Ltd., then “ARC Subco” shall mean such corporation;

“ARC Unitholders” means holders of ARC Energy Units;

“Automatic Redemption” has the meaning given to that term in Section 5.1(a) of these share provisions;

“Automatic Redemption Date” means [August 17, 2020];

“Board of Directors” means the Board of Directors of the Corporation;

“Business Day” means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

“Call Notice” has the meaning given to that term in Section 4.3 of these share provisions;

“Call Rights” means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means ARC Resources Ltd., a corporation amalgamated under the Act;

“Cumulative Dividend Amount Exchange Ratio”, at any time, shall equal the Exchange Ratio at such time less one;

“Current Market Price” means, in respect of an ARC Energy Unit on any date, the weighted average trading price of an ARC Energy Unit on the TSX for the 10 trading days preceding that date, or, if the ARC Energy Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the ARC Energy Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of ARC Energy Units for that period does not result in a weighted average trading price which reflects the fair market value of an ARC Energy Unit, then the Current Market Price of an ARC Energy Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

“De Minimus Redemption” has the meaning given to that term in Section 5.1(c) of these share provisions;

“De Minimus Redemption Date” has the meaning given to that term in Section 5.1(c) of these share provisions;

“Distribution” means a distribution paid by ARC Energy Trust in respect of the ARC Energy Units, expressed as an amount per ARC Energy Unit;

“Distribution Payment Date” means a date on which a Distribution is paid to ARC Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

“Distribution Record Date” means the day on which ARC Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

“Dividend Record Date” has the meaning given to that term in Section 3.3 of these share provisions;

“Effective Date” means August [17], 2010;

“Exchange Ratio”, at any time and in respect of each Exchangeable Share, shall be equal to [insert exchange ratio for the series A exchangeable shares of ARC Resources on the Effective Date] as at the Effective Date, and shall be increased on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per ARC Energy Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution and shall be reduced on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

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“Exchange Rights” has the meaning given to that term in the Voting and Exchange Trust Agreement;

“Exchangeable Shares” mean the Series B Exchangeable Shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holder” means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

“LCR Exercising Party” has the meaning given to that term in Section 6.5 of these share provisions;

“Liquidation Amount” has the meaning given to that term in Section 6.1 of these share provisions;

“Liquidation Call Right” has the meaning ascribed thereto in Section 6.5 of these share provisions;

“Liquidation Date” has the meaning given to that term in Section 6.1 of these share provisions;

“Liquidation Offer” has the meaning given to that term in Section 6.5 of these share provisions;

“Optional Redemption” has the meaning given to that term in Section 5.1(b) of these share provisions;

“Optional Redemption Date” means any date that is after [August 17, 2020];

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Promissory Note” means the promissory note(s) of the Corporation in favour of ARC Energy Trust which are outstanding on the Effective Date;

“Purchase Price” has the meaning given to that term in Section 4.3 of these share provisions;

“RCR Exercising Party”, for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

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“Redemption Call Right” has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Date” means any of the Automatic Redemption Date, the Optional Redemption Date or the De Minimus Redemption Date, as the context requires;

“Redemption Offer” has the meaning given to that term in Section 5.5 of these share provisions;

“Redemption Price” means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of an ARC Energy Unit on the last Business Day prior to such Redemption Date;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Retracted Shares” has the meaning given to that term in Section 4.1(a) of these share provisions;

“Retraction Call Right” has the meaning given to that term in Section 4.1(b) of these share provisions;

“Retraction Date” means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

“Retraction Offer” has the meaning given to that term in Section 4.1(b) of these share provisions;

“Retraction Price” has the meaning given to that term in Section 4.1 of these share provisions;

“Retraction Request” has the meaning given to that term in Section 4.1 of these share provisions;

“Second Preferred Shares” means the second preferred shares in the capital of the Corporation;

“Securities Act” means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Support Agreement” means the agreement made among ARC Energy Trust, ARC Subco, the Corporation and the Trustee and dated as of the Effective Date;

“TSX” means the Toronto Stock Exchange;

“Transfer Agent” means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

“Trustee” means the trustee chosen by ARC Energy Trust to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada

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and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“U.S. Person” means a U.S. Person as defined in Rule 902(k) under Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“Voting and Exchange Trust Agreement” means the agreement made among ARC Energy Trust, ARC Subco, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF
EXCHANGEABLE SHARES

2.1                               The Corporation is authorized to issue [insert number] Exchangeable Shares without nominal or par value.

2.2                               The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to ARC Energy Trust from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1                               The holders of Exchangeable Shares, in priority to the Common Shares, the Second Preferred Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, (which may include ARC Energy Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative.

3.2                               Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the

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Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3                               The record date (a “Dividend Record Date”) for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4                               If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1                               Subject to applicable law, and provided neither ARC Energy Trust nor ARC Subco has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the “Retraction Price”) equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of an ARC Energy Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such redemption, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a)                                 specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation; and

(b)                                 appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to ARC Energy Trust and ARC Subco (the “Retraction Offer”) on the terms and conditions set out in Section 4.3 below (ARC Energy Trust’s and ARC Subco’s right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the “Retraction Call Right”).

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4.2                               Subject to the exercise by ARC Energy Trust or ARC Subco of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by ARC Energy Trust or ARC Subco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3                               ARC Subco shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which ARC Energy Trust has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to ARC Energy Trust and ARC Subco a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to ARC Energy Trust and ARC Subco in respect of the holder’s Retracted Shares by providing to ARC Energy Trust and ARC Subco a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, ARC Energy Trust or ARC Subco must notify the Corporation of its determination to do so (the “Call Notice”) on or before 4:30 p.m. (Calgary time) on the date of notification to ARC Energy Trust and ARC Subco by the Corporation of the receipt by the Corporation of the Retraction Request. If ARC Energy Trust or ARC Subco does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither ARC Energy Trust nor ARC Subco will exercise the Retraction Call Right and accept the Retraction Offer. If ARC Energy Trust or ARC Subco delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to ARC Energy Trust or ARC Subco, as applicable (in this Article 4, the “RCR Exercising Party”), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the “Purchase Price”) equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither ARC Energy Trust nor ARC Subco delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4                               The Corporation, ARC Energy Trust or ARC Subco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder’s

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Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder’s Retraction Request, certificates representing the ARC Energy Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, ARC Energy Trust or ARC Subco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5                               On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by ARC Energy Trust or ARC Subco shall thereafter be considered and deemed for all purposes to be a holder of the ARC Energy Units delivered to it.

4.6                               Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither ARC Energy Trust nor ARC Subco shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require ARC Energy Trust or ARC Subco to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by ARC Energy Trust or ARC Subco to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

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4.7                               A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1                               Subject to applicable law, and provided neither ARC Energy Trust nor ARC Subco has exercised the Redemption Call Right, the Corporation:

(a)                                 shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an “Automatic Redemption”);

(b)                                 may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an “Optional Redemption”); and

(c)                                  may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than [100,000] (such redemption date being the “De Minimus Redemption Date”), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a “De Minimus Redemption”);

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions.

5.2                               In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by ARC Energy Trust or ARC Subco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than ARC Energy Trust and ARC Subco) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3                               On or after the applicable Redemption Date and subject to the exercise by ARC Energy Trust or ARC Subco of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered

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office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing ARC Energy Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

5.4                               The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the ARC Energy Units or to have had cash delivered to them or the custodian on their behalf; as applicable.

5.5                               Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to ARC Energy Trust and ARC Subco (the “Redemption Offer”) the overriding right (ARC Energy Trust’s and ARC Subco’s right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the “Redemption Call Right”), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than ARC Energy Trust or ARC Subco) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, on payment by whichever of ARC Energy Trust or ARC Subco is exercising such right (in this Article 5, the “RCR Exercising Party”) to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to ARC Energy Trust and ARC Subco by sending or causing to be sent to ARC Energy Trust and ARC Subco a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the

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event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6                               ARC Subco shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which ARC Energy Trust has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not ARC Energy Trust or ARC Subco has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7                               For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of ARC Energy Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than ARC Energy Trust and ARC Subco) shall be limited to: (i) receiving such holder’s proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the ARC Energy Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the ARC Energy Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither ARC Energy Trust nor ARC Subco exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

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ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1                                 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, the Second Preferred Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the “Liquidation Amount”) equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of an ARC Energy Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2                                 On or promptly after the Liquidation Date, and subject to the exercise by ARC Energy Trust or ARC Subco of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing ARC Energy Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3                                 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the

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total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the ARC Energy Units delivered to them or the custodian on their behalf.

6.4                                 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5                                 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to ARC Energy Trust and ARC Subco (the “Liquidation Offer”) the overriding right (ARC Energy Trust’s and ARC Subco’s right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the “Liquidation Call Right”), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than ARC Energy Trust or ARC Subco) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of ARC Energy Trust or ARC Subco is exercising such right (in this Article 6, the “LCR Exercising Party”) to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of ARC Energy Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6                                 ARC Subco shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which ARC Energy Trust has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to ARC Energy Trust and ARC Subco a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not ARC Energy Trust or ARC Subco has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7                                 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of ARC Energy Units deliverable by the

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LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than ARC Energy Trust and ARC Subco) shall be limited to: (i) receiving such holder’s proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the ARC Energy Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the ARC Energy Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither ARC Energy Trust nor ARC Subco exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1                                 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a)                                  pay any dividends on the Common Shares, the Second Preferred Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)                                 redeem or purchase or make any capital distribution in respect of the Common Shares, the Second Preferred Shares or any other shares ranking junior to the Exchangeable Shares;

(c)                                  redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)                                 issue any shares, other than Exchangeable Shares, Common Shares or Second Preferred Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1 (a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

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ARTICLE 8
PURCHASE FOR CANCELLATION

8.1                                 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2                                 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3                                 Subject to applicable law, the Corporation by notice from time to time to ARC Energy Trust or ARC Subco, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by ARC Energy Trust or ARC Subco which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of ARC Energy Units (the “Delivered ARC Energy Units”) to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to ARC Energy Trust or ARC Subco, as applicable of a promissory note in the principal amount equal to the fair market value of the Delivered ARC Energy Units (where the fair market value of the Delivered ARC Energy Units is determined by multiplying the number of Delivered ARC Energy Units by the weighted average trading price of an ARC Energy Unit on the TSX for the ten trading days preceding the date of purchase by ARC Energy Trust or ARC Subco, as applicable of such Delivered ARC Energy Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1                                 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1                           The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

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10.2                         Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by ARC Energy Trust, ARC Subco or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by ARC Energy Trust, ARC Subco or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF ARC ENERGY UNITS

11.1                           Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of ARC Energy Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if ARC Energy Trust:

(a)                                  issues or distributes ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) to the holders of all or substantially all of the then outstanding ARC Energy Units by way of stock distribution or other distribution, other than an issue of ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) to holders of ARC Energy Units who exercise an option to receive distributions in ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units) in lieu of receiving cash distributions;

(b)                                 issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding ARC Energy Units entitling them to subscribe for or to purchase ARC Energy Units (or securities exchangeable for or convertible into or carrying rights to acquire ARC Energy Units); or

(c)                                  issues or distributes to the holders of all or substantially all of the then outstanding ARC Energy Units:

(i)                                     securities of ARC Energy Trust of any class other than ARC Energy Units (other than securities convertible into or exchangeable for or carrying rights to acquire ARC Energy Units);

(ii)                                  rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii)                               evidences of indebtedness of ARC Energy Trust; or

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(iv)                              assets of ARC Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio,

(d)                                 subdivides, redivides or changes the then outstanding ARC Energy Units into a greater number of ARC Energy Units;

(e)                                  reduces, combines, consolidates or changes the then outstanding ARC Energy Units into a lesser number of ARC Energy Units; or

(f)                                    reclassifies or otherwise changes the ARC Energy Units or effects an amalgamation, merger, reorganization or other transaction affecting the ARC Energy Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1                           The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, ARC Energy Trust and ARC Subco with all provisions of the Support Agreement applicable to the Corporation, ARC Energy Trust and ARC Subco, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2                           The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)                                  adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b)                                 making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c)                                  making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

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ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1                           The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2                           Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of ARC Energy Trust and ARC Subco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of ARC Energy Trust and ARC Subco as therein provided.

13.3                           The Corporation, ARC Energy Trust, ARC Subco and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, ARC Energy Trust, ARC Subco or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, ARC Energy Trust, ARC Subco and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, ARC Energy Trust, ARC Subco or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, ARC Energy Trust, ARC Subco or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1                           Notwithstanding anything contained in these share provisions the obligation of the Corporation, ARC Energy Trust or ARC Subco to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, ARC Energy Trust or ARC Subco elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is a U.S. Person or a resident of any foreign country, shall be satisfied by delivering the ARC Energy Units which would have been received by the affected holder to the Transfer Agent who shall sell such ARC Energy Units on the stock exchange on which the ARC Energy Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1                           The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount equal to the fair market value of • ARC Energy Units on the Effective Date.

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ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1                           Notwithstanding anything contained in this Agreement including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, ARC Energy Trust, ARC Subco nor the Trustee shall deliver fractions of ARC Energy Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of an ARC Energy Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of ARC Energy Units.

ARTICLE 17
NOTICES

17.1                           Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2                           Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3                           Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

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SCHEDULE A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To                                 ARC Resources Ltd., ARC Energy Trust and ARC Subco

This notice is given pursuant to Article 4 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of ARC Resources Ltd. represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies ARC Resources Ltd. that, subject to the Retraction Call Right referred to below, the undersigned desires to have ARC Resources Ltd. redeem in accordance with Article 4 of the Share Provisions:

☐	all share(s) represented by this certificate; or

☐	share(s) of the shares represented by this certificate.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by ARC Resources Ltd.

The undersigned acknowledges the overriding Retraction Call Right of ARC Energy Trust and 908563 Alberta Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to ARC Energy Trust and ARC Subco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to ARC Energy Trust and ARC Subco, may be revoked and withdrawn by the undersigned only by notice in writing given to ARC Resources Ltd. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, ARC Resources Ltd. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require ARC Energy Trust or ARC Subco to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to ARC Resources Ltd., ARC Energy Trust and ARC Subco that the undersigned:

☐                                    is

(select one)

☐                                    is not

a non-resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on

30

account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to ARC Resources Ltd., ARC Energy Trust and ARC Subco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by ARC Resources Ltd., ARC Energy Trust or ARC Subco, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐                                    Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:  This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of ARC Resources Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities
are to be Registered or Delivered (please print):

Street Address or P.O. Box:

Social Insurance Number:

Signature of Shareholder:

City, Province and Postal Code:

Signature Guaranteed by:

NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of ARC Resources Ltd. represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of ARC Resources Ltd., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

•.

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SCHEDULE B

TERMS OF EXPLORECO NOTES

1.                                                    Issuance

Under the Arrangement, Storm shall create and issue the ExploreCo Notes on the Effective Date.

2.                                                    Global Note Certificate

Pursuant to the Plan of Arrangement, ExploreCo Notes will be issued to Storm Shareholders.

3.                                                    Unsecured/Interest

The ExploreCo Notes are unsecured and bear interest from the date of issue at •% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on •, 2010 for the period commencing on the Effective Date and ending on •, 2010. The ExploreCo Notes will rank pari passu with all other unsecured indebtedness of Storm.

4.                                                    Maturity Payment

•, 20•.

SCHEDULE C

TERMS OF STORM NEW COMMON SHARES

(a)                                  Payment of Dividends: The holders of the Class “A” Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Class “A” Shares, the board of directors may in its sole discretion declare dividends on the Class “A” Shares to the exclusion of any other class of shares of the Corporation.

(b)                                 Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class “A” Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Class “A” Shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the Class “A” Shares at the time outstanding without preference or distinction.

(c)                                  Voting Rights: The holders of the Class “A” Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Class ‘A” Share held at all such meetings.

SCHEDULE D

TERMS OF WARRANT NOTES

5.                                                    Issuance

Under the Arrangement, Storm shall create and issue the Warrant Notes on the Effective Date.

6.                                                    Global Note Certificate

Pursuant to the Plan of Arrangement, Warrant Notes will be issued to Storm Shareholders.

7.                                                    Unsecured/Interest

The Warrant Notes are unsecured and bear interest from the date of issue at •% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on •, 2010 for the period commencing on the Effective Date and ending on •, 2010. The Warrant Notes will rank pari passu with all other unsecured indebtedness of Storm.

8.                                                    Maturity Payment

•, 20•.

EXHIBIT “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF VOTING AND NON-VOTING COMMON SHARES OF STORM EXPLORATION INC. (THE “CORPORATION”) THAT:

1.                                                 the arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix • to the Information Circular of the Corporation dated •, 2010 (the “Information Circular”) accompanying the notice of meeting is hereby authorized, approved, ratified and confirmed;

2.                                                 the arrangement agreement among the Corporation, ARC Energy Trust, ARC Resources Ltd. and 1541229 Alberta Ltd. dated June 9, 2010 (the “Arrangement Agreement”), a copy of which is attached as Appendix C to the Information Circular accompanying the notice of meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized, approved, ratified and confirmed;

3.                                                 notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of the Corporation may, without further notice to or approval of the securityholders of the Corporation, subject to the terms of the Arrangement Agreement and the Arrangement, (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement or (ii) revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement;

4.                                                 any director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver articles of arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.                                                 all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

EXHIBIT “C”

EXPLORECO ASSETS

1.                                       The assets set forth and described in Schedule A to this Exhibit “C”; provided, however, that if the Surmont/McMurray Transaction is completed prior to the Effective Time then the assets set forth and described in page numbers 192 through 193, inclusive, of Schedule A shall not be included in the ExploreCo Assets.

2.                                       All seismic data ownership and access rights set forth and described in Schedule B to this Exhibit “C” and any other seismic data ownership and access rights related to the assets set forth in Schedule A to this Exhibit “C” owned by Bigland immediately prior to giving effect to the Arrangement.

3.                                       A 50% working interest in the Storm Jean Marie pipeline (pipeline approval #90498) which is set forth in Schedule C to this Exhibit “C”.

4.                                       2,500,000 shares of Storm Gas Resource Corp.

5.                                       5,080,645 shares of Bellamont Exploration Ltd.

6.                                       4,500,001 shares of Storm Ventures International Inc. including the equity ownership in Bridge Energy ASA that is to be distributed to shareholders of Storm Ventures International Inc.

7.                                       Subject to adjustment pursuant to Section 2.17 of the Arrangement Agreement, $5 million in cash.

8.                                       All rights of Storm Exploration Inc. and its subsidiaries and partnerships to the use of the name “Storm”.

SCHEDULE A

Schedule A has been omitted intentionally from this copy of the Arrangement Agreement.

SCHEDULE B

Schedule B has been omitted intentionally from this copy of the Arrangement Agreement.

SCHEDULE C

Schedule C has been omitted intentionally from this copy of the Arrangement Agreement.